Exhibit 1.1

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED

DECEMBER 31, 2009

March 23, 2010

TABLE OF CONTENTS

OFFER FOR THE COMPANY	1
PRELIMINARY NOTES	1
GLOSSARY OF TERMS	3
CORPORATE STRUCTURE	5
GENERAL DEVELOPMENT OF THE BUSINESS	6
NARRATIVE DESCRIPTION OF THE BUSINESS	11
RISK FACTORS	24
CAPITAL STRUCTURE	31
DIVIDENDS	31
MARKET FOR SECURITIES	31
DIRECTORS AND OFFICERS	33
AUDIT COMMITTEE INFORMATION	34
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	36
TRANSFER AGENTS AND REGISTRAR	36
MATERIAL CONTRACTS	36
INTERESTS OF EXPERTS	36
ADDITIONAL INFORMATION	36

SCHEDULE A – AUDIT COMMITTEE MANDATE

OFFER FOR THE COMPANY

On December 28, 2009, the company announced that it had signed a definitive agreement (the “Support Agreement”) with CRCC-Tongguan Investment Co., Ltd. (the “Offeror”), Tongling Nonferrous Metals Group Holdings Co., Ltd. ("Tongling") and China Railway Construction Corporation Limited ("CRCC"), under which the Offeror has agreed to make an offer to acquire all of the company’s outstanding shares (the “Offer”) for $8.60 per share in cash. The Offeror is jointly owned by Tongling and CRCC. This transaction is the culmination of a comprehensive review of strategic alternatives to maximize shareholder value conducted by Corriente and its financial advisors, Citi and Canaccord over the past two years. The Offer values Corriente at approximately $679 million on a fully-diluted basis.

On February 1, 2010, the Offeror’s formal offer and take-over bid circular was mailed to shareholders, together with the company’s directors’ circular (the “Offer Circulars”), which included the unanimous recommendation of Corriente’s Board of Directors that shareholders accept the Offer. The Offer is subject to a number of conditions which are set out in the Offer Circulars, and is scheduled to expire at 5:00 pm (Pacific Time) on March 25, 2010.

The Board of Directors of Corriente unanimously determined that the Offer is fair to Corriente’s shareholders and is in the best interests of the company and its shareholders, and recommended that shareholders tender to the Offer. Corriente’s Board of Directors received an opinion from the Board’s independent financial advisor, CIBC World Markets Inc., that the consideration offered to the shareholders of Corriente pursuant to the Offer is fair, from a financial point of view, to such shareholders.

All officers and directors of Corriente, who collectively hold approximately 12% of the company’s shares outstanding on a fully diluted basis, entered into lock-up agreements with the Offeror, under which they agreed to tender their shares to the Offer and that they will not support any rival offer unless it represents a superior proposal as determined by the Board of Directors. In the event that the transaction is not completed, under certain circumstances, Corriente has agreed to pay the Offeror a termination fee of $20 million. The Support Agreement contains, among other things, non-solicitation covenants subject to customary “fiduciary out” provisions entitling Corriente to consider and accept an unsolicited superior proposal and the right on the part of the Offeror to match any such proposal.

A complete copy of the Support Agreement and the Offer Circulars is available on www.sedar.com, and on the EDGAR section of the US Securities and Exchange Commission website at www.sec.gov.

PRELIMINARY NOTES

Currency and Exchange Rates

This is the Annual Information Form (“AIF”) of Corriente Resources Inc. (“Corriente” or the “company”). All dollar amounts referred to in this AIF are Canadian dollars unless otherwise indicated. The company’s accounts are maintained in Canadian dollars. The company’s business activities are carried out through its subsidiaries in Ecuador, and are conducted in Canadian dollars, United States dollars and in the local currency in those jurisdictions. Unless otherwise indicated, Canadian dollar amounts have been converted in this AIF at the rate of exchange for converting United States dollars into Canadian dollars in effect at December 31, 2009 as reported by the Bank of Canada, being 1.0510 (C$1.00 = US$0.9515) .

The closing rate of exchange for converting United States dollars into Canadian dollars on March 23, 2010 as reported by the Bank of Canada was 1.018 (C$1.00 = US$0.983) .

Cautionary Statement on Forward-Looking Statements

This AIF contains forward-looking statements that relate to future events or Corriente's future performance. All statements other than statements of historical fact are forward-looking statements. These statements include, but are not limited to, statements concerning the future financial and operating performance of Corriente, its subsidiaries and its current and proposed mineral projects; the future price of copper, gold and other precious and base metals; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; anticipated costs of production; working capital requirements; capital and exploration expenditures; costs and timing of mine development, processing facility construction and the development of new deposits; costs and timing of future exploration; requirements for additional capital; government regulation of mining operations; environmental risks; reclamation expenses; title disputes or claims; limitation of insurance coverage; the timing and possible outcome of pending litigation and regulatory matters; and the potential for a sale of the company or one or more of its principal assets.

Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “proposes”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

The forward-looking statements contained herein are based on a number of assumptions that the company believes are reasonable, but may prove to be incorrect. These assumptions include, but are not limited to, assumptions that the current economic uncertainty and financial market volatility will not prevent the timely realization of the company's development plans; that foreign exchange rates will remain approximately at current levels; that the supply and demand for copper will develop as expected; that the company receives regulatory approvals for its exploration and development projects on a timely basis; that the company is able to obtain financing for the company’s development projects on reasonable terms; that engineering and construction timetables and capital costs for the company’s development projects are not incorrectly estimated or affected by unforeseen circumstances; that the company’s resource estimates are within reasonable bounds of accuracy and that the geological, operational and price assumptions on which they are based are reasonable; that the company is able to retain or hire the personnel it needs to carry out its business plan; that a feasible mining industry environment is facilitated and fostered by the Ecuador Government; and that all conditions to the acquisition by the Offeror of the company’s shares will be met.

However, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Corriente to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, but are not limited to, the current significant general economic uncertainty and financial market volatility; exploration and mining risks; uncertainties relating to surface rights; the actual results of current exploration activities; realization of resource estimates; ability to obtain financing; the outcome of negotiations; conclusions of economic evaluations and studies; changes in project parameters and returns as plans continue to be refined; future prices of copper, gold, and other by-product credit metals; increased competition in the mining industry for properties, equipment and qualified personnel; risks associated with environmental compliance and permitting, including those created by changes in environmental legislation and regulation; the risk of arbitrary changes in law; title risks; risks relating to repatriation of earnings; social and political risks associated with operations in foreign countries; the risk of loss of key personnel; significant fluctuations in the exchange rates for United States and Canadian currency; and delays in the completion of development and construction activities; the risk that any condition to the purchaser’s obligations under the Offer will not be met or that the acquisition of the company’s shares will not be completed for any other reason; as well as those factors discussed under the heading “Risk Factors” elsewhere in this MD&A.

Although the company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Forward-looking statements contained herein are made as of the date hereof. The company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing lists of factors and assumptions, whether as a result of new information, future events or results or otherwise, except as required by law. Because forward-looking statements are inherently uncertain, readers should not place undue reliance on them. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement.

Cautionary Note to US Investors

All references to mineral reserves and mineral resources contained in this AIF are determined in accordance with National Instrument 43-101 -- Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulations. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, they are not defined or recognized by the US Securities and Exchange Commission (the "SEC”). As such, information contained in this AIF concerning descriptions of mineralization and resources, as determined in accordance with NI 43-101, may not be comparable to similar information made public in accordance with the requirements of the SEC. “Indicated mineral resources” and “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of mineral resources constitutes or will ever be converted into reserves.

Qualified Person

John Drobe, P.Geo., the company’s Chief Geologist, is the Qualified Person as defined by NI 43-101 and is responsible for the preparation of the technical disclosure in this document, unless otherwise indicated.

Glossary of Terms

The following is a glossary of technical terms, which are used in this AIF:

anomaly/anomalous	Value higher or lower than the expected; outlining a zone of potential exploration interest but not necessarily of commercial significance

Au	Gold

chalcocite	Copper sulphide, Cu2S

chalcopyrite	Copper sulphide, CuFeS2

Cu	Copper

development	Preparation of a mineral deposit for commercial production including installation of plant and machinery and the construction of all related facilities

diamond drill	A type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock which is recovered in long cylindrical sections, an inch or more in diameter
exploration	The prospecting, diamond drilling and other work involved in searching for ore bodies

grade	The weight of valuable minerals in each tonne of ore

g/t	Grams per tonne

indicated mineral resource	That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed

inferred mineral resource	That part of a Mineral Resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Due to the uncertainty which may attach to Inferred Mineral Properties, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration

k-silicate alteration	Alteration of rock typified by potassium-bearing minerals

mineralization	Rock containing an undetermined amount of minerals or metals

mineral property	A development or production property which contains an independently-confirmed Mineral Resource

mineral reserve	The economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study, which must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined

mineral resource	A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quantity that it has reasonable prospects for economic extraction. The location, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Properties are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource

mining concession	A right to undertake mining activity for profit on another's real property. The boundaries of the concession area descend vertically.

Mo	Molybdenum

ore	A natural aggregate of one or more minerals which, at a specified time and place, may be mined, processed and sold at a profit, or from which some part may profitably be separated

oz/t	Troy ounces per short ton

percussion drill	A drill, which operates by having the drill bit fall with force onto the rock

porphyry copper	A copper deposit in which the mineralization occurs as discrete grains and veins throughout a large volume of rock

qualified person	An individual who (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of those, (b) has experience relevant to the subject matter of the mineral project and the technical report, and (c) is a member in good standing of a recognized professional association of engineers and/or geoscientists

tonne	A metric tonne (2,204 pounds)

tpd	Tonnes per day

CORPORATE STRUCTURE

Incorporation

Corriente Resources Inc. (“Corriente”) was incorporated under the company Act (British Columbia) on February 16, 1983 under the name “Coronado Resources Inc.”.

On December 10, 1990 Coronado Resources Inc. consolidated its share capital on a three-for-one basis and changed its name to “Iron King Mines Inc.”.

On April 23, 1992 Iron King Mines Inc. consolidated its share capital on a three-for-one basis and changed its name to “Corriente Resources Inc.”.

On May 16, 1994, Corriente’s authorized capital was increased to 50,000,000 common shares without par value.

On May 10, 2004, Corriente’s authorized capital was increased to 100,000,000 common shares without par value.

On June 2, 2004, the company transitioned under the Business Corporations Act (British Columbia).

Effective June 18, 2007, Corriente’s authorized capital was increased to an unlimited number of common shares without par value, in connection with the Plan of Arrangement transaction which closed on that date (see “Plan of Arrangement” below).

Corriente’s principal, registered and records offices are located at Suite 520, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6. Corriente also has administrative and operations offices in Ecuador.

Corporate Organization

As at December 31, 2009, Corriente had the following material direct and indirect wholly-owned subsidiaries: Ecuacorriente S.A.; Explorcobres S.A.; Puertocobre S.A; and Hidrocruz. Each of these companies is incorporated in the jurisdiction shown after its name in the table below. All of these companies are sometimes collectively referred to hereafter as the “company” or “Corriente”.

GENERAL DEVELOPMENT OF THE BUSINESS

Corriente is a Canadian-resident natural mineral resource company that since 1992 has been engaged, through its subsidiaries, in the acquisition, exploration and development of mineral properties, primarily in South America.

Until 2003, Corriente was principally an exploration company with a goal to acquire properties, to locate and confirm the existence of bodies of commercial ore on them, and to sell the properties to other entities for subsequent development. Over the past 18 years, Corriente’s exploration activities have included reviews of various properties in Argentina, Bolivia, Chile, Colombia, Ecuador, and Peru. The prime commodities sought by Corriente have been copper and gold in projects already at the advanced drilling stage. In some cases, Corriente has taken on joint venture partners who have financed part or all of the exploration on the properties.

Since 2003, Corriente has been pursuing the exploration and development of its mining concessions in the Corriente Copper Belt (sometimes described in this AIF as the “CCB”) in southeastern Ecuador, most notably the Mirador and Panantza-San Carlos Projects, which are more fully described herein.

For 2004 and 2005, Corriente’s activities were focused on completing exploration programs at the company’s Mirador Norte, Panantza and San Carlos targets as well as geotechnical and development studies for the Mirador Project.

In December 2005, Corriente and BHP Billiton terminated their Global Exploration Alliance Agreement that was signed in December 2001, so that Corriente management could focus on development of Corriente’s Ecuador concessions. Additionally, an equity financing was completed in December 2005, which netted the company proceeds of approximately $27.9 million, for working capital purposes.

In May 2006, an equity financing was completed which netted the company proceeds of approximately $117.7 million, for working capital and Mirador Project development purposes.

In September 2006, the company’s directors reviewed the development status of the Mirador Project (comprising the Mirador and Mirador Norte deposits) and approved management’s recommendation of the placement of orders for long lead-time equipment for the project. This equipment included the main components of the grinding circuit such as the SAG and ball mills. At that time, the company was working on an accelerated timeline that had an estimated completion date for the Mirador Project construction and start of production during the fourth quarter of 2008. These items were on the critical path to meet that deadline.

During the transition period between the old and new presidential administrations of November 2006 to January 2007, a series of protests took place in the Morona-Santiago and Zamora-Chinchipe provinces of Ecuador against mining resource development. In order to secure the safety and security of local communities, the Ecuador Government imposed a suspension of fieldwork activities for the company’s Mirador and Panantza-San Carlos Projects. This suspension was subsequently formalized in December 2006 by a suspension order from the Sub-Secretary of Environment’s office within the Ministry of Non-Renewable Natural Resources (“MNNR”, formerly known as the Ministry of Mining and Petroleum or MMP) covering the company’s Mirador and Panantza-San Carlos Projects’ concessions.

Despite the suspension of fieldwork activities, the company continued its off-site project development work with the result that in November 2007, management announced that a preliminary assessment study for a 90,000 tonnes per day concentrator operation for the Panantza-San Carlos Project (“P-SC PA”) had been completed. The P-SC PA showed a projected initial capital cost of approximately US$1.3 Billion.

In April 2008, the company announced that it had completed an updated feasibility study (“Mirador FS”) for a first phase 30,000 tonnes per day concentrator operation for the Mirador Project. The Mirador FS showed a projected initial capital cost of approximately US$399 million and approximately US$19 million in working capital, which would be spent over a two year construction period prior to the start of production.

Subsequently, and as a result of the Mining Mandate (more fully explained below), a suspension of all of the fieldwork activities of all mining companies in Ecuador was imposed by the MNNR as of April 18, 2008 and remained in place for nearly 11 months.

With estimated capital costs in the order of US$1.3 billion for the Panantza – San Carlos Project, management initiated the search for a large company having the financial and technical resources required to fast-track the development of the Panantza – San Carlos Project to production. Consequently, Corriente announced in January 2008 that it had started the process of contacting potentially interested parties to become majority strategic partners in the Panantza-San Carlos Project, with assistance from Citigroup Global Markets (“Citi”) and Canaccord Financial (“Canaccord”).

By the end of August 2008, four potential buyers, including Tongling, had completed site visits. All of these parties had the capability of advancing a multi-billion dollar copper district opportunity, such as is characterized by the Mirador and Panantza-San Carlos Projects in southeast Ecuador. The due diligence process included technical reviews of all of Corriente’s assets in Ecuador and meetings with local community and indigenous representatives. In addition, meetings were held with senior government officials in Quito to form a better understanding of the intentions of the Government of Ecuador regarding the development of responsible mining in the country.

As a result of the combination of high purchaser interest and the significant financing challenges associated with both of the company’s projects, discussions progressed to a stage for the potential sale of the entire company. Subsequent economic events, such as the 2008 financial crisis, and ongoing political challenges in Ecuador caused potential buyer interest to deteriorate and by October 2008, only Tongling had expressed interest in further exploring an acquisition.

In November 2008, Tongling advised the company that its original financing partner had decided to withdraw due to its renewed focus on investments in other metals, but that Tongling would continue with its due diligence process and attempt to identify a suitable new partner. In December 2008, Corriente entered into a period of exclusivity, which was to expire in March 2009, for the negotiation with Tongling of the sale of the company.

In March 2009, the company announced that all suspensions of its mining activities in Ecuador had been lifted and it was authorized to resume field operations at its Mirador and Panantza-San Carlos Projects. Prior to resuming any drilling, earthworks or similar types of advanced development activities, the company was required to update its Water Use Concession (initially received in February 2009 for general water use at the Mirador camp, only) and its Environmental Permits with the appropriate agencies.

Additionally in March 2009, Tongling introduced CRCC as its new financing partner. As CRCC was new to the process, timing for a potential proposal was delayed to allow CRCC to conduct its own due diligence, which included a site visit. After March 31, 2009, Corriente unofficially extended the exclusivity agreement with Tongling. Following CRCC’s due diligence review, Tongling and CRCC indicated on three separate occasions (late May, June and early September) that they would be submitting a proposal but failed to do so, citing the need for additional internal and governmental approvals.

In September 2009, in light of the significantly improved copper market and political situation in Ecuador and the failure of Tongling/CRCC to submit an offer, Corriente re-contacted 22 potential acquirors. Of those, three entered into confidentiality agreements and two indicated that they would continue to evaluate the opportunity but declined to enter into confidentiality agreements at that time. In September and October 2009, concurrently with the strategic acquisition discussions, company management had discussions with another party regarding possible partnership and/or asset swap opportunities.

In November 2009, President Correa signed the Regulations to the new Mining Law that was enacted earlier in the year. Also in November, the company received formal notification from Ecuador’s Ministry of Non-Renewable Natural Resources that the company was in full compliance with applicable legislation and was authorized to restart all advance development work on the Mirador project.

On December 5, 2009, Tongling and CRCC’s financial advisor BNP Paribas contacted Corriente to advise that Tongling and CRCC had completed their internal approval process and request a meeting in Beijing on December 11 to negotiate the sale of the company. Corriente delivered a written response that indicated, among other points, the need for a non-binding indication of interest so that the Board of Directors could determine whether to engage in negotiations and, following negotiations, an appropriate period of time for Corriente to engage an independent financial advisor to render a fairness opinion. On December 7, 2009, Tongling and CRCC delivered a written non-binding indication of interest, which included a minimum proposed price per Share and requested an exclusivity period and face-to-face negotiations. On December 8, 2009, Corriente delivered a written response confirming its willingness to enter into a brief exclusivity period and to commence negotiations. The parties subsequently agreed on an exclusivity period from December 14 to 29, 2009.

From December 14 to December 18, 2009, management of Corriente, along with Citi and Bull, Housser & Tupper LLP, its financial and legal advisors respectively, met with management of Tongling and CRCC, along with BNP and Davies Ward Philips Vineberg LLP, their financial and legal advisors respectively, in Hong Kong to negotiate a support agreement that set out the terms of the proposed transaction including representations, warranties, conditions and transaction protection measures.

On December 17, 2009, the company’s Board of Directors met to consider whether to approve Corriente entering into the proposed Support Agreement and to receive the advice in that regard from Citi, Bull, Housser & Tupper LLP and CIBC. Citi and management of Corriente made presentations to the Board of Directors on the strategic review process that had been undertaken, the terms of the proposed Support Agreement and the alternatives available to Corriente. Management of Corriente discussed the process they undertook to solicit strategic alternatives and negotiate the Offer and the ability of Corriente to deliver comparable value to its Shareholders through an alternate business plan. CIBC provided the Board of Directors with an independent financial analysis of the Offer and advised the Board of Directors that based on certain assumptions, qualifications and limitations, in its opinion, the consideration offered pursuant to the proposed Offer was fair, from a financial point of view, to the Shareholders. As noted below, CIBC’s advice concerning the fairness of the consideration offered was subsequently formalized in the Fairness Opinion. After a lengthy discussion, the Board of Directors unanimously determined that the proposed Support Agreement was in the best interests of the company and fair to its Shareholders and resolved to approve the proposed Support Agreement, and to recommend that Shareholders accept the Offer.

On December 23, 2009, CRCC wrote Corriente to request further negotiations. Corriente responded in writing that it was willing to sign on or before December 29, 2009 the form of support agreement negotiated in Hong Kong.

Further discussions were had between the parties’ respective counsel from December 26 to 28, 2009. On December 28, 2009, the Support Agreement, with immaterial changes from the form approved by the Board of Directors, and the Lock-Up Agreements were executed and each of Corriente and CRCC issued a news release announcing their execution.

To December 31, 2009, the company has recorded acquisition, exploration and development costs of approximately $94 Million and $10.6Million for its Mirador and Panantza – San Carlos Projects, respectively.

Should the company not be acquired as expected pursuant to the Offer, the company has sufficient financial resources to continue advancing development of the Mirador and Panantza-San Carlos Projects through 2009 and 2010, subject to new or unforeseen regulatory conditions being imposed by the Government of Ecuador.

Significant Events for the Year Ended December 31, 2009 and to date (more fully described herein -see “Narrative Description of the Business”)

December 2008

  The company announced it had entered into a period of exclusive negotiations with a specific (unnamed) party from a short-list of those parties actively engaged in the Panantza-San Carlos partnership marketing process, and that these discussions had expanded from the original mandate to the potential sale of the entire company.

January 2009

  On January 29, 2009, a new Mining Law for Ecuador was published in the State’s Official Register, thereby becoming law. This law was a product of the Congressillo, after having gone through a review, amendment and approval process which included input from President Correa. As part of the development of a new legal framework for mining in Ecuador, the Government committed to developing and releasing the related Regulations within 120 days of the enactment of the Mining Law.

March 2009

  On March 17, 2009, the company announced that it had received an official notice signed by Minister Derlis Palacios Guerrero of the MNNR, authorizing the company to re-initiate its field operations at the company’s Mirador and Panantza-San Carlos Projects. Prior to resuming any drilling, earthworks or similar types of advanced development activities, the company is required to update its Water Use Concession (initially received in February 2009 for general water use at the Mirador camp, only) and its Environmental Permits with the appropriate agencies.

April 2009

  On April 26, 2009, national elections were held in Ecuador with President Correa winning 52% of the vote, 24 points ahead of the next closest presidential candidate. As President Correa achieved greater than 40% of the presidential vote with a margin of victory greater than 10%, no run-off vote was necessary. Additionally, President Correa’s Allianza Pais party (“APP”) won 61 of the 124 seats within the country’s new National Assembly, with the next closest party (P. Sociedad Patriotico (“PSP”)) winning 22 seats. To date, the APP has been able to obtain a majority (of 63 or more) through strategic alliances with one or more of the other Ecuador political parties. The PSP are on record as endorsing mining in Ecuador.

President Correa, and the elected National Assembly members and provincial / city officials began their 4-year terms of office on August 14, 2009 and August 4, 2009, respectively.

July 2009

  The company received approval from the Ministry of Environment (“MAE”) of its Environmental Management Plans (“EMP”) for the Mirador Project and the Panantza-San Carlos Project. Additionally, the company received a Water Use Permit from the Ministry of Water for the Mirador Project.

November 2009

  On November 4, 2009, the company announced that President Correa had signed the Regulations to the Mining Law in a ceremony held in Zaruma, El Oro, which is an important center for the traditional mining industry in Ecuador. These Regulations are comprised of 3 sets of new regulations covering: 1) Regulations for Traditional (Small-Scale) Mining; 2) General Regulations for the Mining Law: and 3) the Environmental Regulations for Mining Activities in Ecuador. The latter 2 sets are applicable to the company’s operations.

  On November 9, 2009 the company announced that it had received an official notice from the MNNR authorizing the company to re-initiate its advanced development activities for the Mirador Project

December 2009

  On December 28, 2009, the company announced that it had agreed to support a proposed all-cash offer of $8.60 per share for all of the shares of the company.

February 2010

  On February 1, 2010, the company announced that the Offeror’s formal offer and take-over bid circular and the company’s directors’ circular were mailed to shareholders.

Ecuador political processes

Mining Law
The new Mining Law enacted on January 29, 2009 and the accompanying Regulations issued on November 4, 2009 contain provisions which are generally consistent with the company’s expectations.

The Mining Law places no limits on the number of mining concessions held by a single company, with concession terms limited to 25 years but which are renewable. It also imposes a government royalty of not less than 5% on sales revenues. However no specific details have yet been provided. Clear timelines are also established for concession exploration and exploitation (development) phases. The Mining Law also mandates the creation of a National Mining company, though no details have been provided regarding the nature and scope of its intended activities.

Subsequent to the release of the Regulations, the MNNR determined that all mining concession titles in Ecuador are required to be substituted with a new official form of concession title, as developed by the MNNR. As stated above, Corriente announced in March 2010 that it had received the new official form of concession title for each of its concessions, related to the company’s Mirador and Panantza-San Carlos Projects and additional exploration targets in southeast Ecuador.

The new Mining Law and accompanying Regulations are considered to be significant milestones for the country and its nascent large-scale mining industry, and are expected to provide the new legal framework for mining. However, the terms and conditions of exploitation-stage contracts need to be known before a determination of the potential for a feasible mining environment in Ecuador can be reasonably assured.

Mandate
Corriente currently holds 24 concessions in Ecuador, including the Mirador Project and Panantza-San Carlos concession blocks. Prior to the Mining Law coming into effect, 5 early exploration-stage concessions considered to be immaterial and unrelated to our Mirador and Panantza-San Carlos Projects were revoked by the MNNR under the terms of the Mandate which was enacted on April 18, 2008. According to the MNNR, these revocation notices were issued because Environmental Impact Assessments (“EIA”) for these concessions had not been approved or related public consultations not held prior to the April 18, 2008 implementation of the Mandate. The company plans to appeal the revocation of these concessions, and under current Ecuador law has 3 years to do so.

With the recent enactment of the Regulations to the Mining Law, the Ecuador Government’s position continues to be that those titleholders who have kept their mining concession rights have complied with the Articles of the Mandate, and that the Mandate is no longer in effect.

Summary of Measured, Indicated and Inferred Resources

Corriente holds a 100% interest in four known copper and copper-gold porphyry deposits that are being strategically developed as the Mirador Project (which encompasses the Mirador and Mirador Norte deposits) and the Panantza-San Carlos Project (which encompasses the Panantza and San Carlos deposits), for which NI 43-101 Technical Reports have been filed on SEDAR (www.sedar.com).

The company also holds 100% of concession interests covering approximately 430 square kilometres, in which six additional copper exploration targets have been identified. Taken together, the known project deposits and exploration targets represent a potential long-term district development opportunity for large-scale copper-gold mining in southeast Ecuador. The company references this district as the Corriente Copper Belt.

Overall Resource Estimates at 0.4% Copper Cut-off

Measured and Indicated Resources
					Au		Ag
Project	Category	Tonnes	Cu%	Cu (lbs)	(ppb)	Au oz	ppm	Ag oz
Mirador	Measured	52,610,000	0.65	753,000,000	210	360,000	1.6	2,770,000
	Indicated	385,060,000	0.60	5,134,000,000	190	2,380,000	1.5	18,760,000
Sub-total Mirador		437,670,000	0.61	5,887,000,000	200	2,740,000	1.5	21,530,000
Mirador
Norte	Indicated	171,410,000	0.51	1,921,000,000	89	489,000	-	-
Total Measured & Indicated		609,080,000	0.58	7,808,000,000	169	3,229,000	1.5	21,530,000

Inferred Resources
Mirador	Inferred	235,400,000	0.52	2,708,000,000	170	1,250,000	1.3	9,900,000
Mirador Norte	Inferred	45,820,000	0.51	513,000,000	68	101,000	-	-
Mirador/Mirador Norte				3,221,000,000
Panantza	Inferred*	463,000,000	0.66	6,688,000,000
San Carlos**	Inferred*	600,000,000	0.59	7,738,000,000
Sub-Total Panantza-San
	Carlos	1,063,000,000	0.62	14,426,000,000
	Total Inferred	1,344,220,000	0.60	17,647,000,000		1,351,000		9,900,000

*	does not include copper oxide mineralized material that was previously included in resource estimate

**	resources are calculated at 0.4% copper cut-off using data previously released in June 2001 at a 0.65% copper cut-off

The Qualified Person for the resource estimates quoted above is the company’s Chief Geologist, John Drobe, P.Geo

NARRATIVE DESCRIPTION OF THE BUSINESS

Ecuador Political Developments

Ecuador is situated astride the equator on the north-western coast of South America. Quito, in the northern part of the country, is the capital city. After a long period of civilian-military governments, Ecuador had a democratic government from 1979 until late 1999, when popular unrest led to a military coup, after which the military commander appointed the previous Vice-President as the new President. That government took office in January 2000. New elections were held in November 2002 and a left-leaning populist President, Lucio Gutierrez, was sworn into office in January 2003. In April 2005, Gutierrez fled Ecuador in the face of a populist uprising and lack of support from the military. As a result, (then) Vice-President Alfredo Palacio was sworn in as President.

In November 2006, Rafael Correa won the Ecuador Presidential run-off election over Alvaro Noboa but did not officially take office until January 15, 2007. During this transition period, the administration of President Alfredo Palacio experienced a number of indigenous protests in southeast Ecuador which eventually resulted in the suspension of the company’s exploration and development activities and a delay in the Mirador Project’s development timeline.

Since President Correa’s January 15, 2007 inauguration, his administration has focused primarily on exacting electoral and governmental reforms. In April 2007, a National Referendum was held, which approved the creation of a Constitutional Assembly (which would replace Congress). On September 30, 2007, Constitutional Assembly elections were held in which the APP elected 80 of the 130 members of the Constitutional Assembly, thereby giving the President a clear majority in the Assembly.

Since obtaining an Assembly majority in September 2007 and his re-election and near Assembly majority again in April 2009, the Correa Administration has consistently moved to engage industry and other state enterprises in dialogue regarding foreign investment in Ecuador. This dialogue includes plans to re-work oil and mining agreements in place with multi-national and state-owned companies, which could include new royalty and/or windfall profit tax rates for these sectors.

Recent and continuing announcements by the Correa Administration suggest that large-scale mining will play a significant role in the Government’s plans to grow the economy for the benefit of all of the people of Ecuador. The company is in continuous dialogue with the MNNR and the Correa Administration towards establishing large-scale mining operations in the Corriente Copper Belt.

In this regard, and based on discussions with the Government of Ecuador to date, management believes that the company’s Ecuador resources can be feasibly developed in the long-term. While management believes that the current investment and political climate in Ecuador will continue to stabilize, there can be no certainty that this will continue in the future.

Under Ecuador’s Tax Law, corporations (including foreign companies), are taxed at a fixed rate of 25% of net profits. There are currently no restrictions or withholding taxes on the repatriation of capital, dividends or profits. On December 17, 2007, the Government of Ecuador announced its plans for imposing a tax on extraordinary revenues in the order of 70% upon those companies that have signed contracts with the State for the (mining stage) exploitation of natural resources. Such taxes would be payable when the companies achieve revenues generated from higher sales prices than the reference prices agreed in the respective contracts. The Government’s December 2007 Tax Bill containing this extraordinary revenue (otherwise known as a windfall profit) tax was approved by the Assembly on December 24, 2007. No reference prices or methodology have yet been established for how such prices would be determined for mining operations.

Under the new Mining Law enacted on January 29, 2009, mineral rights in Ecuador are acquired by mining concessions, a title which gives exclusive personal rights with characteristics similar to owning real property, and is defensible against third parties. A mining concession may be obtained for a maximum area of 5,000 hectares and for a maximum term of 25 years, renewable for equal-time periods. There is no limitation on the number of mining concessions a person or company may hold. The title may be used as a pledge, as a security or guarantee of an obligation. The title can be transferred by public deed after receiving the prior qualification and authorization by the MNNR. In addition, the mining title is a security that can be negotiated in an open market.

Title to a mining concession confers on the holder the exclusive right to explore for minerals in a specified area and the subsequent right to negotiate with the government a contract, be it a service or an exploitation contract, to exploit, improve, process, smelt, refine and trade all the mineral substances (except oil, gas and radioactive substances); as well as the right to use the surface of the land (subject to easements or arrangements with the land owner) and the available water (subject to prior authorization from the applicable government entity).

Prior to initiating exploration or exploitation-stage mining activities, holders of mining concessions are obliged to file and receive approval for their EIA and obtain an EMP approved by the MAE as well as a water use concession approved by the Ministry of Water. With these approvals and permits in hand, the MNNR then issues an authorization letter setting out the approved development activities. Each EMP is reviewed annually for compliance.

Concession-holders are also obliged to file annual and semi-annual reports and make applicable annual patent fee payments in order to keep their concessions in good standing. The amount of these annual fees is based on the phase in which the project is, being (initial) exploration, advance exploration, or financial evaluation and exploitation. With the new Mining Law, the Ecuadorian State participation in the profits of a mining project will be no less than that of the concession-holder, the details of which will be negotiated as part of the Exploitation Contract.

Location, Size and Access

The Corriente Copper Belt is located in the valley of the Rio Zamora in the Pangui region, Morona Santiago province, in southeast Ecuador, adjacent to the border with Peru. The area, centred about 340 kms south of Quito and 70 kms southeast of the city of Cuenca, consists of a total of 25 exploration concessions covering about 606 square kms. Access to the area is by road from the city of Cuenca, a regional centre with scheduled air service of less than one hour’s duration from the capital city of Quito. Alternatively, local air travel is possible to the town of Gualaquiza, which is within the Corriente Copper Belt. Road access from Cuenca to the village of Santiago de Panantza is via the towns of Gualaceo, Indanza and San Juan Bosco, mostly by reasonable-quality unsealed roads. The road distance is about 150 kms or about four hours’ travel. There is road access from Quito to Cuenca for the transport of samples or heavy equipment. Road access to the Panantza concessions was completed during 2001. The Mirador Project is accessed by a one-hour flight from Quito to Loja and then by road approximately 180 kms to the project site (which is about a five hour drive). The remaining concessions are accessed by mule track or by helicopter. Travel within the concessions is primarily by foot on jungle trails.

Acquisition of Mineral Properties

Corriente entered into an option agreement dated October 15, 1999 (“JV1”), as amended, with two subsidiaries of BHP Billiton, pursuant to which Corriente was granted the option to acquire a 70% interest in certain mineral exploration properties covering approximately 880 square kms in the Rio Zamora area on which BHP Billiton had conducted a five-year grassroots exploration program, during the course of which it had discovered a number of porphyry copper deposit clusters. The JV1 agreement included 16 concessions covering a total of 57,660 hectares. The company completed the required work program, expended the required exploration funds and issued to BHP Billiton all of the securities required under the terms of this agreement. Corriente subsequently entered into a further agreement dated April 6, 2000 (“JV2”), as amended, with two subsidiaries of BHP Billiton, pursuant to which Corriente was granted the option to acquire a 70% interest in certain mineral exploration properties in the southern part of the Corriente Copper Belt, known as the Mirador property, representing the balance of the copper targets identified by BHP Billiton in the course of its exploration program in the Rio Zamora area. On signing of the option agreement, the Mirador property consisted of eight exploration concessions covering a total area of 22,880 hectares.

Corriente was the operator of the properties covered by both joint venture agreements during the related option periods. For 2000 to 2002, Corriente engaged Lowell Mineral Exploration Limitada Chile (“Lowell”) to manage the exploration and development activities on the optioned properties. As compensation for the management services rendered by Lowell to Corriente in connection with the optioned properties, Corriente granted to Lowell the right to obtain a 10% royalty interest in Corriente’s properties covered by the two BHP Billiton joint venture agreements. In December 2003, Corriente granted Lowell an option to acquire a 100% interest in the Warintza project, located in southeast Ecuador. This option was subsequently exercised in June 2003, with Lowell swapping its 10% interest in all of Corriente’s concessions in Ecuador (including Mirador, Mirador Norte, Panantza and San Carlos) in exchange for a 100% interest in the Warintza project. The Warintza project included four concessions totaling 20,000 hectares.

In January 2002, the company gave BHP Billiton notice of its intention to exercise Corriente’s option to acquire a majority interest in the Panantza project. This option allowed Corriente to acquire ownership of mineral resource deposits that were below the threshold of interest of BHP Billiton. Formal approval was granted in April 2002 for the transfer of the ownership of the Panantza concessions to Corriente. By the end of 2002, Corriente had repeated the same notice process to acquire title to the San Carlos (August 2002) and Mirador (December 2002) concessions within the Corriente Copper Belt. In each case, BHP Billiton chose to convert its back-in rights to a 2% net smelter royalty interest (NSR) in the Mirador, Panantza and San Carlos concessions with the company having the option to reduce this NSR to 1% for each of these mineral properties upon the payment of US$2 million (for each concession) to BHP Billiton.

Additionally, and through various amendments to the earlier-referenced agreements, the company issued common shares and warrants to BHP Billiton in 2002 and 2003. This allowed the company (and Lowell) to complete the acquisition of a 100% interest in the Properties.

Mirador Project

In late 2003 and early 2004, a total of about 3,000 kg of split diamond drill core was collected from 20 drill holes and shipped to SGS Lakefield Research in Lakefield, Ontario, for metallurgical testing. In addition, two whole-core metallurgical holes were drilled and collected specifically for comminution test work.

In October 2003, the company awarded a feasibility study for the Mirador Project to AMEC Americas Limited (“AMEC”). Pursuant to the AMEC Technical Services Agreement, the feasibility study addressed geotechnical, infrastructure (including processing, site development and support facilities), and financial analyses for the building of a 20,000 tpd mine and milling facility at the Mirador site. This capacity was later revised to 25,000 tpd.

On April 14, 2005, the company announced the results of a 25,000 tpd base-case feasibility study reflecting a 12 year mine life for the Mirador copper-gold deposit (titled “Mirador Copper Project –Feasibility Study Report and dated May 2005). See www.sedar.com for the contents of this report.

On November 17, 2005, Corriente announced the results of an optimization study (titled “Update on Copper, Gold, and Silver Resources and Pit Optimizations Mirador Project, Ecuador, dated December 6, 2005, and revised May 18, 2006 to meet NI 43-101 format requirements only). This study was intended to optimize the economics of the 25,000 tpd starter project at Mirador that was the subject of the earlier-referenced May 2005 base-case feasibility study. In this regard, the main changes were the incorporation of the results of 52 new drill holes which were completed during the summer of 2005 and which among other factors led to the calculation of a new resource model which extended the Mirador deposit mine life to 38 years. Additionally, the economics of an expansion to a 50,000 tpd capacity were provided to show Mirador’s growth opportunities. See www.sedar.com for the contents of this report.

On March 15, 2006, the company announced that its wholly-owned subsidiary, EcuaCorriente S.A. signed a Letter of Award with SNC-Lavalin Chile S.A., a member of the SNC-Lavalin Group of Companies of Canada, for full Engineering and Procurement Services for the start-up and expansion of the Mirador copper-gold mine.

Corriente announced on May 4, 2006 that the Mirador Project EIA (submitted in December 2005) met all of the legal requirements of the MNNR and was approved. The EIA covered both the environmental aspects of proposed mining operations in Mirador and community and social plans associated with the same project. During the lengthy preparation of the EIA, the company worked closely with the MNNR to ensure that the report met all required government guidelines and regulations. The Mirador EIA is still one of the most comprehensive documents on social and environmental issues ever submitted to the MNNR in Ecuador for a mining project. The submission of the EIA and subsequent approval followed an extensive consultation process with local communities carried out in late November and early December 2005. As a requirement of the MNNR’s approval of the EIA, the company is required to fund and maintain a cash deposit in favour of the MNNR as collateral against the company’s obligations under the EIA. The required security deposit amount is reviewed on an annual basis by the MNNR and subject to adjustment as the project progresses to completion.

On July 10, 2006, the company announced that assays were received from a program of drilling at Mirador Norte, a newly discovered zone of porphyry copper mineralization located approximately 3 km northwest of the planned Mirador open pit. This drilling successfully outlined an approximate 1200 X 300 X 250 metre contiguous zone of copper mineralization above a 0.4% copper cutoff, exposed at the surface but open for expansion at depth and to the south.

The company announced on August 9, 2006, that management had completed an initial review of its Ecuador copper-gold concessions and identified two concession areas totaling 6,600 hectares containing encouraging gold targets that were not part of the copper development program within the Corriente Copper Belt. One of the concessions, the Caya 36 concession, is immediately adjacent to and formed part of the Mirador copper deposit land holdings. The second concession area is located approximately 50 km southwest of Mirador and is called the Piedra Liza concessions. Within the Piedra Liza concessions, four clusters of anomalous gold soil samples occur over a six kilometer trend that is on-strike and north of the Nambija area which has produced over three million ounces of gold by local estimates. See Disposition of Other Properties herein.

In September 2006, Corriente’s directors reviewed the development status of the Mirador Project and approved management’s recommendation of the placement of orders for long lead-time equipment for the project. This equipment included the main components of the grinding circuit such as the SAG and ball mills. At the time, the company was working on an accelerated timeline that had an estimated completion date of the Mirador Project and start of production during the fourth quarter of 2009. These items were on the critical path to meet that deadline.

Also in September 2006, the company filed an amendment to the EIA (“EIAA”) to allow for mill, tailings and dump location changes to the original mine plan. Subsequent public consultations were successful. However, the EIAA was rejected by authorities in May 2007 and is currently being revised for re-submittal. As a result of subsequent discussions with the MNNR, the company was successful in October 2007 in resuming limited fieldwork activities related to completion of an EIAA for the Mirador Project. The EIAA will incorporate engineering enhancements completed through 2008 on the Mirador Project.

For the company to receive a mine operating permit for the Mirador Project, approvals for the EIAA and construction and operating-related permit applications must be received from the MNNR and other Ecuador governmental authorities during the course of development of the Mirador mine, prior to the beginning of mine operations.

On November 14, 2006, the company announced that it had received an independent resource assessment for its Mirador Norte copper deposit. These results were estimated from 68 diamond drill holes totaling over 13,000 metres of coring and are contained in the related technical report , titled “Update on the Copper, Gold, and Silver Resources and Pit Optimizations: Mirador and Mirador Norte Deposits – Mirador Project, Ecuador, dated November 30, 2006). See www.sedar.com for full details of this report.

In mid-November 2006, a series of protests began that were held in the Morona-Santiago and Zamora-Chinchipe provinces of Ecuador against resource development in general. After a number of ineffective negotiating sessions were held with the protesters, the MNNR advised the company to temporarily suspend its Mirador Project fieldwork in order to secure the safety and security of local communities and supporters. This suspension was subsequently formalized in December 2006 by a suspension order from the Sub-Secretary of Environment’s office within the MNNR covering the company’s Mirador and Panantza-San Carlos Projects’ concessions.

In December 2007, Corriente announced that the Ministry of Environment (the “MOE”) had approved the EIA for the company’s port operation in Machala, which is designed to act as a shipping facility for copper concentrates sent to overseas smelters. The company owns a 27 hectare port site on the Santa Rosa Channel in Machala, which is connected to the Mirador Project by a 400 km paved highway. Receipt of the EIA is an important part of the overall Mirador Project approval process and provides the key access for a Pacific shipping route for the company’s copper concentrates. As a requirement of the MOE’s approval of the Machala Port EIA, the company was required to post a cash deposit as collateral in favour of the MNNR against the company’s obligations under this EIA.

Despite the suspension of fieldwork activities at the Mirador Project site at the time, the company was able to continue work in 2007 and early 2008 on enhancements to various engineering aspects of the Project. This additional engineering and feasibility work was completed in the first quarter of 2008, and the results were announced on April 3, 2008. The NI 43-101 Technical Report for this Feasibility Study (“Mirador FS”), titled “MIRADOR COPPER-GOLD PROJECT, 30,000 TPD FEASIBILITY STUDY, Zamora-Chinchipe Province Ecuador”, was filed on SEDAR on May 9, 2008. This report also includes a summary of the economic model for a first-phase 30,000 tpd concentrator operation for the Mirador Project.

The Mirador FS projects an average of almost 130 million pounds of annual copper production for the Project and shows a projected initial capital cost of approximately US$399 million and approximately US$19 million in working capital. The Mirador FS calls for daily throughput of the concentrator facility of 30,000 tpd, which is a material improvement over the original Feasibility Study results released by the company in April 2005, which had a planned capacity of 25,000 tpd.

The Mirador FS Technical Report Base Case Net Present Value (“NPV”), after-tax, is US$265 million, with an after-tax Internal Rate of Return (“IRR”) of 17.7% (using metal prices of US$1.75/lb Cu, US$7.50/oz Ag, US$550/oz Au, 8% discount rate, US$75/tonnes and US$0.075/lb treatment and refining charges, respectively, for Cu).

The Base Case mine plan only utilizes 41% of the Measured and Indicated Resources at Mirador and none of the 235 Million tonnes of Inferred Resources. In addition, the Base Case did not consider the 171 Million tonnes of Measured and Indicated Resources or the 46 Million tonnes of Inferred Resources at the nearby Mirador Norte deposit.

Following on from the January 29, 2009 enactment of the new Mining Law, the company received an official notice in March 2009 which was signed by Minister Derlis Palacios Guerrero of the Ministry of Non-Renewable Natural Resources (“MNNR”, formerly known as the MMP until October 2009) and authorized the company to re-initiate its field operations, excluding any drilling, earthworks or similar types of advanced development activities.

Despite the fieldwork suspensions being in place from December 2006 to March 2009, the company was able to continue offsite development work on enhancements to various engineering, environmental and permitting aspects of the Projects, as well as local community relations activities. After March 2009, the company hired approximately 130 local employees for archeology, camp renovation, environmental testing, and road upgrade work in the Mirador Project area.

Following on from the November 4, 2009 release of the Regulations to the Mining Law, the company announced on November 9, 2009 that it had received official notice from the MNNR authorizing the company to re-initiate its advanced development activities for the Mirador Project. Drilling at Mirador recommenced on January 7, 2010 with a program of condemnation and geotechnical holes. This drill phase program of infill holes is intended to convert Mirador’s Indicated resources to the Measured category, as well as produce a few deep drill holes to test grades at about twice the depth of all previous drilling.

Following below is a 3D representation of the company’s current view of the Mirador mine site when it is completed for the planned Stage 1 or 30,000 tpd capacity. For Stage 2 or 60,000 tpd capacity, additional access, milling and tailings management facilities and Mirador Norte minesite infrastructure would be required.

Panantza – San Carlos Project

The Panantza - San Carlos Project concessions are located approximately 40 kms north of the Mirador Project. Corriente was approximately halfway through the first phase of a planned 16,000 metres of drilling on the Panantza project when these activities were suspended as part of the December 2006 fieldwork suspension order referenced above. The drilling was the start of a planned two-year program to complete a feasibility study at Panantza and San Carlos, designed to incorporate the Panantza and San Carlos concessions into a single large copper development opportunity.

Prior to 2006, Panantza was last drilled in late 2000. Results from this previous drilling at Panantza included holes PA013 with 299 metres of 0.76% copper, hole PA012 with 269 metres of 0.97% copper, and PA017 with 64 metres of 1.29% secondary copper at the surface followed by 383 metres of 0.75% copper.

In 2006, an additional 25 holes totalling 8400 metres were completed. Results include hole PA039 with 17 metres of 1.31% copper in a secondary copper horizon overlying 399 metres of 0.66% copper, hole PA041 with 443 metres of 0.60% copper, and hole PA052 with 276 metres of 0.77% copper.

Current inferred resources at Panantza have been recently estimated, including the 2006 drilling results. A new block-model based resource estimate, using a 0.4% copper cut-off, reports approximately 463 million tonnes grading 0.66% copper containing 6.7 billion pounds of copper. The 2006 drilling added close to a billion pounds of copper to the previous Panantza resource. Corriente will focus on converting most of this resource to the measured and indicated category during completion of the drill program.

One objective of the 2006 Panantza drilling program was to define the southern edge of the Panantza mineralization. However, rather than delineate the edge of the Panantza deposit, the 2006 results indicate the Panantza mineralization extends farther south than previously recognized. The southernmost holes drilled, PA033 and PA034, were both terminated in copper mineralization averaging over 0.8% Cu at the hole bottoms, at approximately 330 metres and 342 metres deep, respectively. The Panantza drill plan has now been expanded to complete additional holes to follow this mineralization to the south.

In addition, the deepest holes from this round of drilling (such as PA051) indicate that mineralization extends more than 200 metres deeper than previous drilling in the southwest portion of the deposit and mineralization remains open for further extension at depth. The deposit is also still open to the west.

San Carlos is believed to be the largest copper-molybdenum mineralized porphyry system in the CCB, with surface dimensions of about 2,000 metres x 2,500 metres. The mineralization has been tested with 25 diamond drill holes at variable spacing, drilled by BHP Billiton in 1997 and 1998. The current block-model based, inferred resource estimate based on these drill holes, using at a 0.4% copper cut-off, is 600 million tonnes grading 0.59% copper, containing 7.7 billion pounds of copper. The next phase of drilling will attempt to expand the resources and convert the bulk of the inferred resources to the measured and indicated categories.

A Preliminary Assessment Technical Report, titled “PANANTZA & SAN CARLOS COPPER PROJECT PRELIMINARY ASSESSMENT REPORT, , Morona – Santiago, Ecuador” for a 90,000 tpd combined Panantza-San Carlos copper mining operation was completed in October 2007 and filed on SEDAR (www.sedar.com) in December 2007. Highlights from this report are:

  Base Case NPV after tax of US$ 676 million and an IRR of 15.1% (using metal prices of US$ 1.50/lb Cu, $7.50/oz Ag, $550/oz Au and $10.00/lb Mo, 8% discount rate, $75/tonne and $0.075/lb treatment and refining charges for Cu). Using US$ 2.00 copper, the after-tax NPV increases to US$ 1.718 billion and the IRR increases to 24.1%.

  Average annual metal production over the first 10 years of approximately 418,000,000 lbs of copper, 22,800 oz gold, 1,110,000 oz silver and 2,800,000 lbs of Molybdenum.

  The Report modeled a mine plan based on 678 million inferred tonnes at a grade of 0.62% Cu, 0.05g/t Au, 1.3 g/t Ag and 0.008% Mo with estimated recoveries of 91% Cu, 30% Au (Panantza only), 70% Ag, and 43% Mo.

  The cost to produce a pound of payable copper, net of other metal credits, and inclusive of marketing, smelting and transportation costs over the Life of Mine, is estimated to be US$ 0.73/lb.

  The Project would generate up to 2,000 jobs during the construction period and could create over five hundred direct and almost 4,000 indirect jobs during the estimated 20 year life.

  Total estimated value of taxes, profit sharing and expenditures within Ecuador over the 20 year Project life is approximately US$ 6 billion.

Management of the company feels that the Panantza-San Carlos concessions represent a rare opportunity to capitalize on years of community work, project engineering and management development expertise that has been built around the company’s Mirador Project. This body of knowledge will significantly assist in the project development process and at the same time allow the company to take economic advantage of infrastructure that is being put in place for the Mirador mine. The Project has been recommended to proceed to the Feasibility Study stage, which has an estimated budget requirement of approximately $US12 Million. The work would include detailed diamond drilling at both deposits to fully delineate mineralization and provide core for metallurgical and geotechnical studies. This work is planned to extend over a two year period. In addition, a program of extensive community dialogue is planned to ensure that the voice of local residents is reflected in any planned development ideas. Part of this dialogue will include several public consultations, which will form part of the ongoing permitting process.

As disclosed above, the fieldwork suspension orders that applied to the company’s Panantza and San Carlos concessions were lifted by the MNNR, as announced by the company on March 17, 2009. At present, the company is awaiting approval of a Water Permit from the SNA, and authorization from the MNNR to proceed with its planned Panantza-San Carlos Project development work.

Following immediately below is a 3D representation of the company’s current view of the proposed Panantza – San Carlos mine site, based upon the Preliminary Assessment Technical Report referenced above.

Other opportunities within the Corriente Copper Belt include the La Florida, San Miguel, San Luis, San Marcos and Sutzu porphyry prospects, all of which are located within 10 to 12 kilometres of the Panantza prospect, as well as the Dolorosa sediment-hosted copper prospect, located mid-way between the Panantza and Mirador properties.

The potential size of San Luis is about 170 x 350m based on the width of mineralized rock chip sampling and the associated soil anomaly. Continuous detailed rock sampling along the length of the anomaly returned about 230 metres of 0.7 6% Cu. A ground IP survey was run over San Luis and the anomaly coincided in size with the soil anomaly. No drilling has been carried out on this project.

To the south, the San Miguel target is a 600 x 850 metre Cu-Mo soil anomaly with rock sample values to >1% Cu, but averaging 0.3% Cu over 300m along the east edge of the anomaly. The north and west area of the anomaly has had limited initial drilling and returned values to 0.50% Cu over 180 metres in SM001, 0.42% Cu over 155 metres in SM08, and 0.36% Cu over 193 metres in SM09. The zone continues northward into the La Florida prospect, where surface mineralization is higher grade but more structurally limited.

South of Panantza, Sutzu is a 1500 x 1500 metre soil Cu-Mo soil anomaly, with the Mo anomaly open to the SW. Semi-continuous rock sampling passing across the centre of the soil anomaly returned lower-grade (0.2%) copper. No drilling has previously been done on this target.

Adjacent and north of Sutzu is San Marcos, a 800 x 800 metre Cu-Mo soil anomaly with rock samples in stream cuts across this returning up to 0.5% Cu over 170 metres. No drilling has been done yet on this target. San Marcos is on strike and probably related to Sutzu mineralization, together with which it forms one of the larger mineralized zones in the district.

The Dolorosa prospect contains copper mineralization as chalcopyrite disseminated within coarse quartzite of the sandstone formation that overlies many of the copper porphyries in the belt. Grab samples (20 centimetres) return values up to 3% copper, and mineralization exposed in cliffs extends across tens of metres of subhorizontal strata.

Prior to the Mining Law coming into effect, 5 concessions were revoked by the MNNR under the terms of the Mandate. According to the MNNR notices, these revocation notices were issued because Environmental Impact Assessments for these concessions had not been approved by or related public consultations held prior to the April 18, 2008 implementation of the Mandate. In particular, the revocation notices apply to the company’s Dolorosa and some miscellaneous immaterial concessions. The company plans to appeal these notices and has up to 3 years from the enactment of the Mandate to do so.

These revoked concessions are not considered to be material and are unrelated to the company’s Mirador and Panantza-San Carlos Projects.

Disposition of Other Properties

Spin-off of Tundayme (Caya 36) and /Piedra Liza Gold Exploration Targets

In early 2007, Corriente engaged an independent consultant to complete a review of its Ecuador gold concession package totalling 6,600 hectares containing encouraging gold targets that were determined not to be part of the company’s foreseeable copper development programs within the Corriente Copper Belt. Following completion of this review and accompanying 43-101Technical Report, the company proceeded with a distribution of ownership of these concession rights to existing shareholders of Corriente as at June 15, 2007 by means of a Plan of Arrangement (the “Arrangement”).

The gold concessions include the Tundayme prospect, which is immediately adjacent to Corriente’s Mirador Project land holdings and is approximately 15 kilometres from Kinross’ (re: Aurelian Resources Inc.’s) Fruta del Norte gold zone.

The Tundayme prospect has approximately 8 kilometres of north-south trending structures that extend along strike to the Mirador Project. This 8 km trend is oriented in the same direction as the Fruta del Norte mineralized trend and parts have had preliminary prospecting and soil sampling performed by Corriente. Further work is required to follow-up anomalous gold soil and rock samples from that initial work. Also included is a second set of concessions approximately 50 kms southwest of Mirador called the Piedra Liza prospect.

The Arrangement was approved by shareholders at the company’s May 24, 2007 Annual and Special General Meeting and closed on June 18, 2007. Under the Arrangement, which was also approved by the British Columbia Supreme Court, the company’s shareholders received shares of a new company, Q2 Gold Resources Inc. (“Q2 Gold”), which holds the gold properties, on the basis of one Q2 Gold share for every three common shares of Corriente held by them at the close of business on June 15, 2007. Q2 Gold has common officers and a common Board of Directors, except that Q2 Gold has one additional director who is independent of Corriente.

In connection with the Arrangement and to assist Q2 Gold with its business objectives, Corriente and Q2 Gold entered into a collateralized, interest-bearing convertible loan agreement dated April 23, 2007, pursuant to which Corriente agreed to lend Q2 Gold up to $750,000 including accrued interest, to be advanced in instalments (the “Convertible Loan”). By amendments dated September 25, 2008 and December 3, 2009, the maximum facility amount of the Convertible Loan was increased from $750,000 to $1,500,000 and the maturity date ultimately extended to December 31, 2010. No payment was made to the company by Q2 Gold in exchange for the extension.

The Convertible Loan principal and unpaid interest are due on the earlier of December 31, 2010 and the first date on which Q2 Gold obtains a prospectus filing receipt with respect to any of its securities in any province of Canada. At any time prior to maturity, Corriente can require Q2 Gold to convert, in whole or in part, the principal amount outstanding and accrued interest of the Loan into Q2 Gold Shares at a conversion price equal to $0.10 per share. Q2 Gold can repay any portion of the outstanding Loan at any time prior to maturity or conversion. The company believes the conversion feature of the Convertible Loan is not material, therefore recognition and measurement of the embedded derivative is not being presented.

The current state of financial markets makes it uncertain that Q2 Gold will be able to raise the necessary debt or equity capital to repay the Convertible Loan at maturity. In the event of any default of the repayment of the Convertible Loan, the Q2 Gold assets which collateralize the Convertible Loan would become property of the company in accordance with the terms of the agreement. Management believes that the Q2 Gold assets would have a fair value greater than or equal to the current carrying value of the Convertible Loan. Significant changes in the fair value of the underlying assets could have an impact on the company up to a maximum of the carrying value of the Convertible Loan.

Corriente also provides certain non-technical management services Q2 Gold which include, but not limited to, office, general accounting, administrative and shareholder services, pursuant to a management services agreement (the “Agreement”). The Agreement provides for a fee of $10,000 per month for such services, which is accrued pursuant to the Convertible Loan.

For the year ended December 31, 2009, the company accrued $120,000 (2008 – $120,000) and $64,000 (2008 – $61,000) in respect of administrative services and accrued interest on the Convertible Loan, respectively.

The foregoing related party transactions are recorded at the exchange amount, which is the amount of consideration paid or received as established and agreed to between the parties.

At December 31, 2009, the balance of the Convertible Loan receivable from Q2 Gold, including management fees and accrued interest, was $1,292,000 (December 31, 2008 – $957,000).

Full details of the transaction were included in the management information circular sent to shareholders in connection with the company’s May 24, 2008 Annual and Special General Meeting of shareholders, a copy of which is available at www.sedar.com.

Exploration History (Southeast Ecuador)

Regional exploration was initiated in southeastern Ecuador by Gencor, a predecessor company of BHP Billiton, in mid-1994. In early 1995, six porphyry copper targets in the area were identified.

In 1996, the San Carlos property was recognized as a large porphyry copper system, leading to the drilling of eight holes at the Kutucus skarn prospect and five holes at the San Carlos prospect in mid-1997. The San Carlos drilling intersected significant copper mineralization. Based on 25 core drill holes aggregating 6,185 meters on the San Carlos project, a potential resource of over one billion tonnes of low-grade primary copper mineralization (0.4% Cu) or 400 million tonnes at 0.7% Cu at a 0.5% cut-off in the Inferred Mineral Resource category was estimated. The company believes that there is potential for surface oxide copper mineralization as indicated by hole SC-07 (0-60 metres, vertical hole) assaying 0.7% Cu (in oxide) and hole SC-17 (6 - 93 metres, -60 degree hole) assaying 0.77% Cu (in oxide).

In total, BHP Billiton drilled 11 scout holes totaling 2,900 metres on the Panantza property. The drilling at Panantza was insufficient to define an inferred resource but has identified a significant exploration potential. For example, good surface oxide potential is shown by hole PA-03 (0-27 metres, vertical hole) of 1.3% Cu (in oxide) and hole PA-09 (0-60 metres -57 degree holes) of 1.15% Cu (in oxide).

The Warintza property was recognized as a large copper and molybdenum soil anomaly with a classic porphyry copper alteration signature in early 1999. Chip sampling carried out later that year by BHP Billiton outlined significant drill targets of copper mineralization with surface grades up to 1% copper.

The area of Mirador was recognized as a significant anomalous area during the original reconnaissance geological and geochemical surveys completed in November - December 1994. These surveys, which included 315 pan concentrates of stream sediments, defined an area roughly 50 sq kms in extent which gave anomalous values in Cu, Mo, Au, zinc and silver. At the time however, BHP Billiton was forced by border conflicts between Ecuador and Peru to concentrate its efforts in the north part of the Corriente Copper Belt. After a peace treaty ending the border conflict was signed by Peru and Ecuador in July 1999, BHP Billiton completed detailed follow-up surveys to better define the anomalous areas of the Mirador property. A total of 746 soil samples were collected along ridges and 219 rock chips were taken from outcrops found in drainages traversing the anomalous zones. This work, along with geological and alteration mapping, defined the Mirador (previously known as Wawayme) zone and the Chancho and Chancho Norte zones.

From 1994 through 1999, BHP Billiton spent approximately US$12 million on exploration of the Corriente Copper Belt.

Geology and Mineralization

Ecuador can be divided into three regions: the Coastal Plain, the Andean Cordillera and the Oriente or eastern Amazon basin. The Andean Cordillera comprises two parallel sub-ranges: the Cordillera Real and the Western Cordillera, which are separated by a high plateau, the Interandean Valley. The Corriente Copper Belt is located in the southeast portion of the Cordillera Real. Referred to as the sub-Andean zone, it straddles the border between Ecuador and Peru.

The Cordillera Real comprises metamorphic rocks and intrusives, with ages ranging from Precambrian to Cretaceous. Metamorphic rocks attain grades up to greenschist and amphibolite facies.

During early Jurassic time, this area of Ecuador-Peru was the site of a basin where calcareous and clastic sediments were deposited as well as tuffs and lavas of andesitic to basaltic composition. At some stage during the Jurassic period, three large batholiths were emplaced along a rough N-NE axis: from north to south, the Rosa Florida along the Colombian border, the Abitagua, and the Zamora, which borders Peru. These batholiths are interpreted to be part of an island-arc sequence.

The Zamora Batholith is a composite, undeformed body of lower to mid Jurassic age which has a north-south extent of roughly 200 kms and is up to 50 kms wide. Three ages of magmatism corresponding to the Jurassic, Cretaceous, and Tertiary are thought to have occurred in the region of the Zamora Batholith.

The Zamora Batholith contains phases or coeval bodies which vary in composition from hornblende quartz diorite and tonalite, to granodiorite and monzogranite. Various subvolcanic bodies of andesite and dacite are associated with the Zamora Batholith. The porphyry copper mineralized systems are all hosted by intrusives, breccias and subvolcanic bodies which intrude and are closely related in age to the Zamora Batholith. To the west of the Batholith is the thrusted metamorphic belt of the Cordillera Real, with contemporaneous volcanic and sedimentary rocks to the east.

The mineral deposits encountered in the Corriente Copper Belt display many of the characteristics of calcalkaline type porphyry copper systems. Sulfides occurring principally in the form of pyrite and chalcopyrite are widely distributed in low concentrations through large volumes of rock. The porphyry deposits in the Corriente Copper Belt appear to be of Middle Jurassic age. The San Carlos deposit has been dated at 154 million years.

San Carlos and the other seven porphyry copper prospects identified in southeast Ecuador are centered on multiphase monzogranite to granodiorite porphyry stocks within the Zamora Batholith with associated K-silicate alteration and principally chalcopyrite mineralization. Intermediate argillic and less widespread sericitic alteration overprints the K-silicate alteration, but does so erratically.

Exploration Activities

Corriente started work on the Corriente Copper Belt in December 1999 with preparations to drill the first of the untested porphyry targets at Warintza. Between January and April 2000, 2,378 metres were drilled at Warintza in a series of 16 holes. Drill results from the Warintza project, released on May 2, 2000, confirmed the presence of a high-grade (>1% Copper) supergene blanket and the local presence of high grade (>1% Copper) primary sulphide mineralization. A number of holes had grades greater than 1% copper with a best intersection of 82 metres at 1.37% copper in hole 1. The secondary copper mineralization appears to average approximately 40 metres thick and occurs at a depth generally between 50 to 100 metres.

The company then moved on to scout drilling at the Mirador property. Between May and August 2000, 5,654 metres were drilled in a series of 32 holes to test the Mirador system. The best assay interval was in hole 35 with 263 metres of 0.98% copper equivalent. Mirador appears to be a conventional porphyry copper-gold system with classic high-level alteration features such as abundant silicification and brecciation.

In October and November 2000, Corriente drilled 17 holes totalling 5,262 metres to test the Panantza project, located in the central part of the Corriente Copper Belt, close to the San Carlos property. Interpretation indicates that Panantza has a well-developed high-grade core (approximately 300 metres by 300 metres and extending below the deepest hole at 448 metres) surrounded by a much larger area of intermediate-grade mineralization. Drill holes within the high-grade core show relatively consistent strong copper numbers such as in hole PA-12 with 300 metres of 1% copper equivalent and hole PA-17 which intersected 64 metres of 1.31% copper equivalent followed by 384 metres of 0.83% copper equivalent. All of the holes drilled within the high-grade core were stopped in mineralization because of depth limitations of the drilling equipment and remain open at depth. Results from the exploration work accomplished during 2001 clearly confirmed the change in status of the Corriente Copper Belt from purely an exploration play to that of both exploration and development. Over 12000 metres of drilling were completed during 2001 and two separate scoping studies analysed the economics of resource development at the Panantza/San Carlos and Mirador Projects.

The Ecuador work program during 2002 saw the completion of 10 holes totalling 2,738 metres of core on the Mirador target. Metallurgical testwork carried out by an independent company was completed during the year using samples from the Mirador, Panantza and Warintza deposits. The test work established that the copper mineralization responds well to conventional processing techniques with excellent recoveries of copper and, in the case of Mirador, of gold as well. Independent resource calculations for Panantza indicated an inferred resource of 148 million tonnes of 0.82% copper and 0.1 g/t gold and, for Mirador, 182 million tonnes of 0.76% copper and 0.22 g/t gold. The drilling program at Mirador established the general margins of the deposit and provided additional evidence that the mineralization continues at depth beyond Corriente’s deepest drilling.

During 2003, the Ecuador work program completed drilling on seven holes totalling 2,113 metres of core on the Mirador target.

The company’s 2004 exploration program completed drilling on 25, 9 and 10 holes totalling 5,812, 1,207 and 1,853 metres of core on the Mirador Norte, Panantza and San Miguel targets, respectively. Results were received from drilling at the Mirador Norte property, which is a copper deposit located approximately 3 km north of the Mirador copper-gold project. Drilling result highlights include 31 metres of 1.15% copper and 99 metres of 0.98% copper (including 24 metres of 1.56% copper). The main focus of the drilling at Mirador Norte was to identify higher grade, near surface zones, usually related to secondary enrichment of copper. The high-grade zones could provide an opportunity to enhance the economics of operations at the nearby Mirador Project, which has been the subject of several resource and feasibility studies.

For 2005, drilling was limited to the Mirador Project mine area for geotechnical and development study purposes.

In 2006, an additional 25 holes totalling 8,400 metres were completed. Results include hole PA039 with 17 metres of 1.31% copper in a secondary copper horizon overlying 399 metres of 0.66% copper, hole PA041 with 443 metres of 0.60% copper, and hole PA052 with 276 metres of 0.77% copper. One purpose of this drilling was to define the southern edge of Panantza’s mineralization. However, rather than delineate the edge of the Panantza deposit, the most recent results indicate the Panantza mineralization extends farther south than previously recognized. The southernmost holes drilled, PA033 and PA034, were both terminated in copper mineralization averaging over 0.8% Cu at the hole bottoms, at approximately 330 metres and 342 metres deep respectively. The Panantza drill plan has now been expanded to complete additional holes to follow this mineralization to the south.

In addition, the deepest holes from this round of drilling (such as PA051) indicate mineralization extends more than 200 metres deeper than previous drilling in the southwest portion of the deposit and mineralization remains open for further extension at depth. The deposit is also still open to the south and west.

San Carlos is a large copper-molybdenum mineralized porphyry system with surface dimensions of about 2,000 metres x 2500 metres. The mineralization has been tested with 25 diamond drill holes at variable spacing. The current inferred resource estimate based on these drill holes is 657 million tonnes at 0.61% copper, calculated at a 0.4% copper cut-off.

The company feels that Panantza-San Carlos concessions represent a rare opportunity to capitalize on seven years of community work, project engineering and management development that has been built around the nearby Mirador Project. This body of knowledge will significantly assist in the project development process and at the same time allow the company to take economic advantage of infrastructure that is being put in place for the Mirador Project.

Government Relations

Since December 2006, Corriente’s management has continually sought to work closely with the Ecuador Government in realizing an objective of developing a responsible mining industry for the benefit of all stakeholders.

In this regard, we believe that recent developments, such as the President’s consistent support for large-scale mining and his stewardship in the creation of a new Mining Law in the face of a vocal anti-mining movement, provide evidence that this objective is being achieved.

Community Relations and Sustainable Development

Corriente’s approach to business and sustainable development involves implementing strategies beneficial to the community, environment and the country and its economy. The company’s commitment and obligation to these strategies extend beyond standard compliance with national and international guidelines and involve building relationships based on honesty, openness and mutual trust. This is the essence of Corriente’s community relations and sustainable development theme: “El Trato Justo” or “A Fair Deal”.

The company has designed and implemented a number of community relations (“CR”) plan strategies after identifying local and regional communities’ needs as well as the related impacts of the company’s future mining activities on these communities. The company’s CR plans focus on the critical needs of the local and regional communities and the provincial and federal governments, and are regularly reviewed to ensure appropriateness and effectiveness.

Since 2004, the company has actively initiated and provided financial, equipment and manpower resources in the areas of education, employment, health, building assistance, environmental preservation and cultural and economic development programs. The company continues to be committed to local communities in all aspects of its mining and economic development activities.

Personnel
Beginning in the second quarter of 2006, the company began hiring key management and technical staff for its Ecuador operating group, focused on the development and operations of the company’s Mirador Project. While on the accelerated development timelines, the company was able to virtually complete the hiring of its senior management staff in Ecuador, all of whom were focused on the development and operations of the company’s Mirador Project.

In connection with the Mirador Project timeline extension referenced above, on February 23, 2007, the company implemented a restructuring of its Ecuador operations to reduce the number of its employees while still maintaining a core group of technical and professional staff. Reflecting these initial and subsequent personnel changes for 2007, the company recorded severance expenses of approximately $1.25 million for the year ended December 31, 2007.

As at December 31, 2009, the company had 252 employees, as shown in the table below. This represents an increase of 154 employees from December 31, 2008, virtually all of whom are working in support of the company’s development activities in the field, including community and government relations and drilling. Going forward, management expects that these teams, as well as those devoted to the Mirador EIAA and Project camp work, will be further expanded.

		2009			2008
Personnel	Canada	Ecuador	Total	Canada	Ecuador	Total
Classification
Senior management	3	7	10	3	5	8
Technical and Admin	4	81	85	4	74	76
Labor	0	157	157	0	12	12
	7	245	252	7	91	98

Social and Environmental

The company has adopted a written Health, Safety, Environment and Community policy, which sets out the guidelines that it will follow in its implementation of responsible environmental stewardship and contributions to an enhanced standard of living and improved health and safety in the communities in which it operates.

Environmental Impact Assessments

On May 4, 2006, the Mirador Project’s original EIA (“Mirador EIA”) was approved by the MNNR. The Mirador EIA covers both the environmental aspects of proposed mining operations in Mirador and community and social plans associated with the same project.

During the lengthy preparation of the Mirador EIA, the company worked closely with the MNNR to ensure that the report met all required government guidelines and regulations. The submission of the original Mirador EIA and subsequent approval followed an extensive consultation process with local communities which was completed in early December 2005. In September 2006, the company filed an amendment to the Mirador EIA to allow for mill, tailings and dump location changes to the original mine plan. While subsequent public consultations were successful, the amended Mirador EIA was rejected by authorities in May 2007 as development of a completely new legislative and regulatory framework for mining was being undertaken by the Ecuador Government to supersede what was in previously in place.

In March 2009, the company received an official notice which was signed by MNNR Minister Derlis Palacios Guerrero and authorized the company to re-initiate its field operations, excluding any drilling, earthworks or similar types of advanced development activities, subject to the company complying with the requirements of the MAE, SNA and MNNR. In July 2009, the company received approval from the MAE for an updated EMP and from the SNA for a Water Use Permit for the Mirador Project.

On November 9, 2009, the company received an official notice signed by Minister Germanico Pinto of the MNNR authorizing the company to re-initiate full advanced development activities for the Mirador Project. Drilling at Mirador recommenced on January 7, 2010 with a program of condemnation and geotechnical holes.

To secure the company’s project guarantees, which have been issued by a large US bank, the company is required to have cash deposits in place, which vary in amount depending upon the related project’s stage of development and the bank’s guarantee deposit requirements.

For the Mirador Project, the company has a cash deposit in place at December 31, 2009 in the amount of US$1,213,000 ($1,275,000) as security for the guarantee in favour of the MAE against the company’s obligations under the Mirador EIA. Prior to the implementation of the MAE guarantee requirements, the company was required to have a cash security deposit in place for the Mirador EIA guarantee of US$3,026,000 ($3,519,000) in favour of the MNNR. These funds were returned to the company on August 7, 2009.

For the company to receive a mine operating permit for the Mirador Project, approvals for the EIAA and construction and operating-related permit applications must be received from the MNR and other Ecuador governmental authorities during the course of development of the Mirador mine, prior to the beginning of mine operations.

On July 26, 2007, the original Panantza-San Carlos EIA was approved by the MNNR, with an updated EMP being approved in July 2009 by the MAE. At present, the company is awaiting approval of a Water Permit from the SNA, and authorization from the MNNR to proceed with its planned Panantza-San Carlos Project development work

A cash deposit in the amount of US$447,000 ($470,000) (2008 – $Nil) is in place as security for the guarantee in favour of the MAE against the company’s obligations under the Panantza-San Carlos EIA.

In December 2007, Corriente announced that the the MAE in Ecuador approved the EIA for the company’s port operation in Machala (the “Machala Port EIA”). The port is designed to act as a shipping facility for copper concentrates sent to overseas smelters. In October 2008, the MAE approved the Environmental License for Corriente to build and operate this dedicated port. The company owns a 27 hectare port site on the Santa Rosa Channel in Machala, which is connected to the Mirador Project by a 400 km paved highway. Receipt of the Machala EIA is an important part of the overall Mirador Project approval process and provides the key access for a Pacific shipping route for the company’s copper concentrates. A cash deposit in the amount of US$247,000 ($259,000) (2008 – $Nil) is in place as security for the guarantee in favour of the MAE against the company’s obligations under the Machala Port EIA.

RISK FACTORS

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the company strives to manage such risks to the extent possible and practical. It should be noted that this list is not exhaustive and that other risk factors may apply. Few exploration projects successfully achieve development and production, due in some cases to factors that cannot be predicted or foreseen. An investment in the company may not be suitable for all investors. Following are the risk factors which the company’s management believes are most important in the context of the company’s business.

Foreign Country and Political Risk
The mineral properties on which the company is actively pursuing its exploration and development activities are all located in Ecuador, South America. As a result, the company is subject to certain risks, including currency fluctuations and possible political or economic instability in Ecuador, which may result in the impairment or loss of mineral concessions or other mineral rights. In recent history, Ecuador has undergone numerous political changes at the national executive branch, legislative branch and judicial branch levels. Also, mineral exploration and mining activities may be affected in varying degrees by political instability and government regulations related to the mining industry.

Any changes in regulations or shifts in political attitudes are beyond the control of the company and may adversely affect its business. Exploration may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, import duties, royalties, income taxes, expropriation of property, environmental legislation and mine and/or site safety.

Despite the April 29, 1996 “Agreement between the Government of Canada and the Government of the Republic of Ecuador for the Promotion and Reciprocal Protection of Investments”, the company’s mineral properties could conceivably be expropriated by the Ecuador Government, which could result in a significant or total loss for the company without compensation.

Since President Correa’s January 15, 2007 initial inauguration, his administration has focused primarily on exacting electoral and governmental reforms. In April 2007, a National Referendum approved the creation of a Constitutional Assembly to replace Congress. On September 30, 2007, Constitutional Assembly elections were held in which the APP elected 80 of the 130 members of the Constitutional Assembly, thereby giving the President a clear majority in the Assembly.

On April 18, 2008, the Constitutional Assembly of Ecuador passed into law the Mandate, which established a number of conditions and restrictions on metallic mining concessions previously issued by the Government of Ecuador (see “Significant events for the prior twelve months”). In September 2008, a new Constitution was approved in a National Referendum and the Constitutional Assembly disbanded and replaced by the Congressillo.

National elections were held in Ecuador in April 2009. President Correa won 52% of the vote, 24 points ahead of the next closest presidential candidate. Additionally, the APP won 61 of the 124 seats within the country’s new National Assembly, with the next closest party, the PSP, winning 22 seats. To date, the APP has been able to obtain an absolute majority (of 63 or more) through strategic alliances with one or more of the other Ecuador political parties. Both the APP and the PSP are on record as endorsing mining in Ecuador. President Correa, and the elected National Assembly members and provincial / city officials began their 4-year terms of office on August 14, 2009 and August 4, 2009, respectively.

According to the MNNR, the new Mining Law enacted on January 29, 2009, together with the recently-enacted Regulations, establishes the new legal framework for mining. However, since the terms and conditions of exploitation contracts need to be known before a determination of the potential for a feasible mining environment in Ecuador can be reasonably assured, some uncertainty remains regarding the mining industry in Ecuador. To mitigate such risk, the company funds its Ecuador operations on an as-needed basis and works closely with federal and territorial governments and community groups. The company does not presently maintain political risk insurance for its foreign exploration and development projects.

To date, the company’s discussions with the MNNR and legal counsel have not resulted in a determination of any material impairment in the carrying value of the company’s concessions as a result of the lack of fully-defined Regulations.

Economic Instability May Affect the Company’s Business
Since the middle of 2008, macroeconomic events, including global economic uncertainty, reduced confidence in financial markets, bank failures and credit availability concerns have negatively affected and created significant volatility for commodity prices, including copper. Within this timeframe, the company’s market capitalization has fluctuated significantly. Although circumstances may improve over the longer term, the impact upon the company’s liquidity and its ability to raise the capital required to execute its business plans going forward may be negative. As a result, the company will consider its business plans and options for the balance of 2009 and 2010. The company intends to preserve its cash balances to the greatest extent possible by minimizing capital and operational expenditures where possible.

The company has assessed the current carrying values of its mineral properties and, based on current and expected metals prices and cost structures, management has determined that the values of the company’s mineral properties have not been impaired at this time. However, should market conditions and commodity prices become significantly worse than at present, recognition of an impairment of mineral properties may be required.

Exploration and Mining Risks
The business of exploring for minerals and mining involves a high degree of risk. Due in some cases to factors that cannot be foreseen, only a small proportion of the properties that are explored are ultimately developed into producing mines. There is no assurance that the company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. At present, none of the company’s projects has proven or probable reserves. Any planned exploration programs for the company’s properties are exploratory searches for proven or probable reserves. The mining areas presently being assessed by the company may not contain economically recoverable volumes of minerals or metals.

The operations of the company may be disrupted by a variety of risks and hazards which are beyond the control of the company, including labour disruptions, accidents, the inability to obtain suitable or adequate machinery, equipment or labour, indigenous protests and other risks involved in the conduct of exploration programs. Once economically recoverable volumes of minerals are found, substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities or be of sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing copper, gold and other mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Depending on the price of copper or other minerals produced, which have fluctuated widely in the past, the company may determine that it is impractical to commence or continue commercial production.

An additional project risk related to the company’s development of its Mirador and Panantza-San Carlos Projects includes the cyclical demand for major components and resources utilized in a mine’s construction and operation, including equipment, parts and qualified employees. These same conditions may also adversely impact the mine’s ultimate construction schedule if an inordinate demand on metals causes shortages or cost increases.

Surface Rights and Access
Although the company acquires the rights to some or all of the minerals in the ground subject to the tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming. In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access. However, in areas where there are local populations or land owners, it is necessary, as a practical matter, to negotiate surface access rights or ownership. There can be no guarantee that, despite having the legal right to access the surface and carry on mining activities, the company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the company may need to rely on the assistance of local officials or the courts in such jurisdiction.

Estimates of Mineral Resources and Production Risks
The mineral resource estimates disclosed by the company are estimates only, and no assurance can be given that any proven or probable reserves will be discovered or that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, earthquakes, fire, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Consequently, the company’s estimated mineral resources should not be interpreted as assurances or evidence of commercial viability or potential or of the profitability of any future operations.

Financing Risks
The company has no source of positive operating cash flow and has no assurance that additional funding that could be needed in addition to its cash and cash equivalents on hand will be available for further exploration and project development. Further advanced development of one or more of the company’s properties will be dependent upon the company’s ability to obtain financing through joint venturing, equity or debt financing or other means. Although the company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further development of its projects.

Additional funds raised by the company through the issuance of equity or convertible debt securities will cause the company’s current stockholders to experience dilution. Such securities may grant rights, preferences or privileges senior to those of the company’s common stockholders.

Limited Experience with Development-Stage Mining Operations
The company has no previous experience in placing mineral properties into production and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies or contractors that can provide such expertise. There can be no assurance that the company will have available to it the necessary expertise when and if it places its mineral properties into production.

Base and Precious Metals Prices
The principal activity of the company is the exploration and development of copper-gold mineral properties. The mineral exploration and development industry in general is intensely competitive and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist for the sale of the same. Factors beyond the control of the company may affect the marketability of any substances discovered. Base and precious metals prices have fluctuated widely, particularly in recent years. The feasible development of such properties is highly dependent upon the price of copper and, to a lesser extent, gold. A sustained and substantial decline in commodity copper prices could result in the write-down, termination of exploration and development work or loss of its interests in identified mineral properties.

Competition
The company competes with many companies that have substantially greater financial and technical resources for the acquisition of mineral properties and mining and processing equipment, the securing of engineering services and the recruitment and retention of qualified employees and consultants.

Environmental and other Regulatory Requirements
The activities of the company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In Ecuador, the company’s operations require the submission and approval of EIA’s, EMP’s and Water Use Concessions. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Companies engaged in exploration and development activities generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits which the company may require for exploration and development of its properties will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that the company may undertake.

The company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. However, there may be unforeseen environmental liabilities resulting from exploration and/or mining activities and these may be costly to remedy. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the company and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

Corriente’s policy is to abide by the regulations and requirements of Ecuador and the company’s Health, Safety and Environmental Policies, as well as its approved EIA’s, EMP’s and Water Use Concessions.

Infrastructure
Mining, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the company’s projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the development of the company’s projects will be commenced or completed on a timely basis, if at all; the company’s operations will achieve anticipated results; or the construction costs and ongoing operating costs associated with the development of the company’s advanced-stage exploration projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, or community, government or other interference in the maintenance or provision of such infrastructure could adversely affect the company’s operations and profitability.

Uninsured or Uninsurable Risks
The company may become subject to liability for pollution or hazards against which it cannot insure or may elect not to insure where premium costs are disproportionate to the company’s perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration, development and production activities.

Title Matters
Title to and the area of mining concessions may be disputed. Although the company has taken steps to verify the title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects or the rights of indigenous peoples.

Repatriation of Earnings
Currently there are no restrictions on the repatriation from Ecuador of earnings to foreign entities. However, despite the existence of a Canada-Ecuador Tax Treaty, there can be no assurance that restrictions on repatriation of earnings from Ecuador will not be imposed in the future.

Foreign Subsidiaries
The company conducts operations through foreign subsidiaries and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the company’s valuation and stock price.

Dependence on Key Personnel
The company’s development to date has largely depended on, and in the future will continue to depend on, the efforts of key management, project management and operations personnel. Loss of any of these people could have a material adverse effect on the company and its business. The company has not obtained and does not intend to obtain key-person insurance in respect of any officers or other employees.

Share Price Fluctuations
In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development-stage companies such as the company, have experienced wide fluctuations in price which have not necessarily been related to the underlying asset values or prospects of such companies. Price fluctuations will continue to occur in the future.

No Dividends
The company has no history of earnings from operations and, due to the nature of its business, there can be no assurance that the company will ever be profitable. Investors cannot expect to receive a dividend on their investment in the company in the foreseeable future, if ever. Investors should not expect to receive any return on their investment in the company’s securities other than possible capital gains.

Financial Risk
The company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate and copper price risk).

Credit risk
Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual payment obligations. The company’s credit risk is primarily attributable to cash and cash equivalents and investments.

The company’s cash and cash equivalents and investments are held at a large Canadian financial institution, which has no known liquidity problems. Any cash maintained in Ecuador is held in a well-established bank, with no known liquidity problems. At December 31, 2009, the company’s cash equivalents (presented as part of cash and cash equivalents) are invested in overnight and short-term bank deposits and a Canadian provincial treasury bill, all with R1-High investment ratings (DBRS) and as they mature within 90 days, are easily liquidated. The company has no investments in asset-backed commercial paper. The company manages counterparty credit risk by regularly monitoring counterparty credit ratings.

The company’s accounts receivable consist mainly of GST receivable due from the Government of Canada. The EIA deposits in the amount of US$1,907,000 included in other assets are held in a major US bank and comprise financial instruments issued by a large US bank.

The convertible loan in the amount of $1,292,000 is due from Q2 Gold, a related company, and its subsidiaries. Q2 Gold’s assets are primarily made up of concessions located in Ecuador which are believed to have gold resource potential. The convertible loan is collateralized by the assets of Q2 Gold, which are considered to have a fair value greater than their net book value.

Liquidity risk
Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due. The company manages liquidity risk through the management of its capital structure and financial leverage.

Accounts payable relating to mineral properties and other accounts payable and accrued liabilities are due within the current operating period. As at December 31, 2009, the company had a total cash, cash equivalents and investments balance of $69,420,000 to settle current liabilities of $1,492,000.

Market risk
Market risk is the risk of loss that may arise from changes in market factors such as foreign exchange, interest rates and commodity prices.

(a) Currency risk
The company’s expenditures are predominantly in US dollars and any future equity raised is expected to be predominantly in Canadian dollars. The company conducts the majority of its business in Ecuador, which uses the US dollar as its primary economic currency. Future project development expenditures are expected to be paid in US dollars. A significant change in the relative currency exchange rates between the Canadian dollar and the US dollar would have an effect on the company’s balance sheets, statements of earnings (loss) and cash flows.

As such, the company is subject to risk due to fluctuations in the exchange rates for the US and Canadian dollar. Beginning in 2007, the company began maintaining balances in Canadian and US dollars in a proportion related to the magnitude of future mineral property, plant and equipment, and administrative expenditures, and the jurisdictions in which they will likely be made. The company has not hedged its exposure to currency fluctuations.

At December 31, 2009 and 2008, the company is exposed to currency risk through the following financial assets and liabilities denominated in US dollars:

	in thousands of US dollars
	December 31,	December 31,
	2009	2008
Cash and cash equivalents	$55,697	$3,703
Investments	–	61,771
Other assets	2,233	3,518
Accounts payable relating to mineral properties	(763)	(1,151)

Based on the above net exposures as at December 31, 2009, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase or decrease of approximately $5,717,000 in the company’s net earnings (loss).

(b) Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. An increase or decrease of 1% in market interest rates on cash and cash equivalents would result in an increase or decrease in interest income of $694,000.

The risk that the company will realize a loss as a result of a decline in the fair value of the investments or EIA deposits included in other assets is limited because these deposits will be held to maturity, have fixed interest rates and were issued by a Canadian provincial treasury board or major bank. Changes in interest rates would not have a significant impact on the company’s consolidated statements of earnings (loss).

(c) Commodity price risk
Commodity price risk is defined as the potential adverse impact on earnings or economic value due to commodity price movements and volatilities. The company closely monitors commodity prices of copper, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the company. Fluctuations in commodity pricing may be significant, and the associated price risk cannot be estimated at this stage of the company’s development. The company does not have any hedging or other commodity-based risks respecting its operations.

CAPITAL STRUCTURE

Corriente’s authorized capital consists of an unlimited number of common shares without par value. Each holder of common shares is entitled to receive notice of and to attend any meetings of the shareholders of the company and is entitled to one vote in respect of each common share held at such time. Each holder of common shares is entitled to receive dividends, if any, as and when declared by our Board of Directors. Holders of common shares are entitled to participate equally in any distribution of our net assets upon liquidation, dissolution or winding-up. There are no pre-emptive, retraction, surrender, redemption, repurchase for cancellation or conversion rights attaching to the common shares.

DIVIDENDS

The company has not paid any dividends on its common shares since its incorporation. The company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

MARKET FOR SECURITIES

The company’s common shares are listed and posted for trading on the Toronto Stock Exchange under the symbol CTQ, the NYSE AMEX Exchange (formerly the American Stock Exchange) under the symbol ETQ and on the Frankfurt, Munich and Berlin stock exchanges in Germany, under the symbol CRB. The WKN number is 871 464 and the ISIN number is CA22027E1025.

The Toronto Stock Exchange reported the following price ranges and volumes traded in respect of the company’s shares in each month of the fiscal year ended December 31, 2009:

Month	High	Low	Volume
January 2009	4.34	3.69	2,858,000
February 2009	4.95	3.90	2,796,400
March 2009	6.52	4.28	9,304,600
April 2009	7.50	5.73	5,708,700
May 2009	8.29	6.69	5,471,500
June 2009	7.89	6.76	4,402,600
July 2009	7.40	6.21	3,289,500
August 2009	7.15	6.18	3,258,600
September 2009	7.66	6.29	4,769,000
October 2009	7.07	5.71	4,294,800
November 2009	6.79	5.63	4,024,000
December 2009	8.56	6.07	21,254,200

The NYSE AMEX Exchange (formerly the American Stock Exchange) reported the following price ranges ($US) and volumes traded in respect of the company’s shares in each month of the fiscal year ended December 31, 2009:

Month	High	Low	Volume
January 2009	3.69	2.89	867,700
February 2009	3.95	3.14	1,068,600
March 2009	5.29	3.30	3,416,500
April 2009	6.25	4.52	2,978,500
May 2009	7.29	5.69	2,868,400
June 2009	7.19	5.86	1,975,600
July 2009	6.53	5.46	1,618,000
August 2009	6.59	5.75	1,442,700
September 2009	7.08	5.70	1,988,700
October 2009	6.68	5.30	2,216,700
November 2009	6.49	5.21	1,646,500
December 2009	8.60	5.75	6,812,700

DIRECTORS AND OFFICERS

The names and municipalities of residence, offices held with the company and principal occupations of the directors and executive officers of the company, all of whom are resident in Canada, are as follows:

Name, Municipality of Residence	Director Since	Principal Occupation
and Position with the company		During Previous Five Years
KENNETH R. SHANNON	January 8, 1992	President and Chief Executive Officer of the
Surrey, British Columbia		company; geologist
Chief Executive Officer and Director
DANIEL A. CARRIERE	N/A	Senior Vice-President of the company
Vancouver, British Columbia
Senior Vice-President
DARRYL F. JONES	N/A	Chief Financial Officer and Corporate Secretary
Surrey, British Columbia		of the company
Corporate Secretary and Chief Financial Officer
RICHARD P. CLARK(1) (2) (3) North Vancouver, British Columbia	July 30, 1996	President & Chief Executive Officer, Red Back Mining Inc., June 2004 to present
Director
DAVID G. UNRUH (1) (2) (3*)	January 4, 2006	Retired since June 2005. Non-executive Vice
West Vancouver, British Columbia Director		Chair of both Westcoast Energy Inc. and Union Gas Limited, April 2003 to June 2005
ANTHONY F. HOLLER (2*) (3) Vancouver, British Columbia Chairman and Director	September 10, 2003	Non-executive Chairman of the company since May 2006; Chief Executive Officer and Director of ID Biomedical Corporation, 1988 to December 2005
G. ROSS MCDONALD (1) (3) North Vancouver, British Columbia Director	January 7, 2004	Chartered accountant in public practice with Smythe Ratcliffe Chartered Accountants, Vancouver, BC.
DALE C. PENIUK (1*) West Vancouver, British Columbia Director	September 8, 2006	Chartered Accountant, Self-employed financial consultant, March 2006 to present; Assurance Partner, KPMG LLP Chartered Accountants, 1996 to February 2006

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Corporate Governance and Nominating Committee
* Committee Chair

All of the above directors stand for election at each annual general meeting of the company. The present term of office of each of the directors will expire at the company’s annual general meeting or upon the closing of the Offer.

Shareholdings of Directors and Officers

To the knowledge of the company, as of March 23, 2010, all directors and executive officers of the company, as a group, beneficially own or exercise control or direction over, directly or indirectly, 7,424,541 common shares, or approximately 9.4% of the company’s issued and outstanding shares.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the company, no director or executive officer of the company or shareholder holding a sufficient number of securities of the company to affect materially the control of the company is, or within the 10 years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any other company that: (i) was the subject of a cease trade order or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days (an “Order”) that was issued while the director or executive officer was acting in the capacity of a director, chief executive officer or chief financial officer; (ii) was subject to an Order issued after the director, chief executive officer or chief financial officer ceased to act in that capacity and which resulted in an event that occurred while that person was acting in that capacity.

To the knowledge of the company, no director or executive officer or shareholder holding a sufficient number of securities of the company to affect materially the control of the company is, or within the 10 years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any other company that became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

To the knowledge of the company, no director or officer of the company or shareholder holding a sufficient number or securities of the company to affect materially the control of the company has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities authority, or has had any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To the knowledge of the company, no director or officer of the company or shareholder holding a sufficient number or securities of the company to affect materially the control of the company, or a personal holding company of any such person, has, during the 10 years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to a bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such person’s assets.

AUDIT COMMITTEE INFORMATION

Charter of the Audit Committee

The mandate of Corriente’s audit committee is attached as Schedule A to this AIF.

Composition of the Audit Committee

The audit committee presently consists of Dale C. Peniuk (Chair), Richard P. Clark, G. Ross McDonald and David G. Unruh.

The board of directors of Corriente has determined, in accordance with Multilateral Instrument 52-110 –Audit Committees of the Canadian Securities Administrators (“MI 52-110”), that each member of the audit committee is both financially literate and independent.

Relevant Education and Experience

The education and experience of each member of the audit committee that is relevant to the performance of his responsibilities as an audit committee member is described below:

Dale C. Peniuk

Until March 2006, Mr. Peniuk was an assurance partner with KPMG’s Vancouver office specializing in the mining area and the leader of KPMG’s Vancouver office mining industry group. He was the lead audit engagement partner for a number of KPMG’s Vancouver mining company clients. In addition to his expertise with Canadian GAAP and reporting standards, he has significant experience dealing with US GAAP and International Financial Reporting Standards. He also has been actively involved in the corporate finance area for his clients, including assistance with financings, due diligence on potential merger and acquisition opportunities and divestiture transactions. Mr. Peniuk is a member in good standing of the Institute of Chartered Accountants of BC.

Richard P. Clark	Mr. Clark is the President and Chief Executive Officer of Red Back Mining Inc., the shares of which are listed on the Toronto Stock Exchange. He earned a Bachelor of Arts degree and a Bachelor of Laws degree from the University of British Columbia and practiced mining and securities law in Vancouver from 1987 to 1993 before leaving the practice of law to become actively involved in the management of mineral exploration and development companies.
G. Ross McDonald	Mr. McDonald is a Chartered Accountant in public practice with Smythe Ratcliffe Chartered Accountants, Vancouver, BC. Previously, Mr. McDonald was a sole practitioner, providing accounting, audit and tax services to a number of Vancouver mining company clients over the past 30 years. Mr. McDonald is a member in good standing of the Institute of Chartered Accountants of BC.
David G. Unruh	Mr. Unruh earned a Bachelor of Arts degree in 1966 and a Bachelor of Laws in 1970 from the University of Manitoba. Mr. Unruh joined Westcoast Energy Inc. as Senior Vice President, Law and Corporate Secretary in 1993 and continued in that role until March 14, 2002. From March 15, 2002 until his retirement on April 1, 2003, he was Senior Vice President and General Counsel for Duke Energy Gas Transmission's North American operations. From April 1, 2003 to June 30, 2005, he was non- executive Vice Chair of both Westcoast Energy Inc. and Union Gas Limited. He is a Director of Union Gas Limited, Ontario Power Generation Inc., and Pacific Northern Gas Ltd.

Pre-Approval Policies and Procedures

The audit committee must pre-approve all non-audit services to be provided to the company by its external auditors. The audit committee may delegate that authority to any member of the committee, provided that a report on any such pre-approval is made to the committee at its next scheduled meeting.

External Auditor Service Fees

The following table sets forth, by category, the fees billed by PricewaterhouseCoopers LLP, Corriente’s auditors, in the years ended December 31, 2009 and 2008:

	Fees Billed In
	2009	2008
Audit fees (1)	$261,150	$356,258
Tax fees (2)	12,500	25,601
Quarterly review fees(3)	39,000	39,000
All other fees (4)	87,583	–
Total	$400,233	$420,859

(1) The aggregate fees billed by PricewaterhouseCoopers LLP, the company’s Independent Registered Chartered Accountants, in the fiscal years ended December 31, 2009 and 2008 for professional services rendered by PricewaterhouseCoopers LLP for the audit of the company’s annual consolidated financial statements and internal control over financial reporting, and services that are normally provided by PricewaterhouseCoopers LLP in connection with statutory and regulatory filings or engagements for such years were $261,150 and $356,258, respectively.

(2) The aggregate fees billed by PricewaterhouseCoopers LLP in the fiscal years ended December 31, 2009 and 2008 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were $ 12,500 and $25,601, respectively.

(3) The aggregate fees billed by PricewaterhouseCoopers LLP in the fiscal years ended December 31, 2009 and 2008 for services provided by it for quarterly review of unaudited interim consolidated financial statements were $ 39,000 and $39,000, respectively.

(4) The aggregate fees billed by PricewaterhouseCoopers LLP in the fiscal years ended December 31, 2009 and 2008 for services provided by PricewaterhouseCoopers LLP, other than the services reported in the preceding four paragraphs, were $87,583 and $Nil, respectively.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The company is not the subject of, or party to, any legal proceedings that may be considered material to the company, and it is not and has not been subject to any penalties or sanctions imposed by a court or a securities regulatory authority.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the company’s shares is Computershare Investor Services Inc. through its offices located in Vancouver, British Columbia, Toronto, Ontario and Denver, Colorado.

MATERIAL CONTRACTS

There are no contracts that may be considered material to the company, other than contracts entered into in the ordinary course of business, that have been entered into by the company in the past fiscal year or that have been entered into by the company in a previous fiscal year and are still in effect.

INTERESTS OF EXPERTS

The auditors of the company are PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia. PricewaterhouseCoopers LLP, Chartered Accountants, report that they are independent of the company in accordance with the rules of professional conduct in British Columbia, Canada and the standards of the Public Company Accounting Oversight Board.

ADDITIONAL INFORMATION

Financial information is available in the company’s audited financial statements and accompanying management’s discussion and analysis for the fiscal year ended December 31, 2009, a copy of which has been filed on SEDAR at www.sedar.com. For copies of documents, please contact the company at 520 –800 West Pender Street, Vancouver, British Columbia, V6C 2V6, telephone (604) 687-0449, fax (604) 687-0827.

SCHEDULE A

AUDIT COMMITTEE MANDATE

The Board has established an Audit Committee (the “Committee”) to assist the Board in fulfilling its oversight responsibilities regarding the integrity of the company’s accounting, financial reporting, internal controls, disclosure controls, and legal and regulatory compliance.

1.	Membership

1.1.

The Committee will have a minimum of three members, including the Chair of the Committee. The Board will appoint and remove the members of the Committee by a majority vote. The members will sit on the Committee at the pleasure of the Board.

	1.2.	The Board will appoint the Chair of the Committee from the Committee’s members by a majority vote. The Chair of the Committee will hold such position at the pleasure of the Board.

	1.3.	Each member of the Committee will be a director of the company who has been determined by the Board:

a.

to be independent of management and of any direct or indirect material business or other relationship with the company that could interfere with his or her exercise of independent judgment or his or her ability to act in the best interests of the company; and

b.

to satisfy all the tests for independence (or available exemptions) under applicable laws and rules binding on the company from time to time, including the applicable rules of any stock exchange on which the company’s shares are listed or the securities regulatory authority that the company is governed by.

1.4.

All members of the Committee will be financially literate, meaning that each of them will have the ability to read and understand fundamental financial statements, including a balance sheet, income statement and cash flow statement, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that could reasonably be expected to be raised by the company’s financial statements.

1.5.

Notwithstanding section 1.4, a director who is not financially literate may be appointed to the Committee provided that he or she becomes financially literate within a reasonable period of time following his or her appointment.

1.6.

At least one member of the Committee shall be an “audit committee financial expert” within the meaning of applicable rules of the Securities and Exchange Commission and National Instrument 52-110 of the Canadian Securities Administrators.

2.	Meetings

	2.1.	The Committee will meet at least once each quarter and otherwise as necessary. Any member of the Committee may call meetings of the Committee.

2.2.

All directors of the company, including management directors, may attend meetings of the Committee, provided that no director may vote at such meetings or be counted as part of the quorum if he or she is not a member of the Committee.

2.3.

Notwithstanding section 2.2, the Committee will, as part of each regularly scheduled meeting or as deemed appropriate by the Committee, hold an in-camera session with the external auditors without management or management directors present. The Committee may hold other in- camera sessions with or without such members of management present as the Committee deems appropriate.

2.4.

The Corporate Secretary or his or her nominee will act as Recording Secretary to the Committee, and will keep minutes of all meetings of the Committee, including all resolutions passed by the Committee.

	2.5.	The Committee will report to the Board on its meetings and each member of the Board will have access to the minutes of the Committee’s meetings.

2.6.

The Chair of the Committee will ensure that the external auditors of the company receive notice of every meeting of the Committee. The external auditors may request that a meeting of the Committee be called by notifying the Chair of the Committee of such request.

2.7.

The quorum necessary for the transaction of business at Committee meetings will be a majority of the members of the Committee. A quorum, once established, is maintained even if members of the Committee leave the meeting prior to its conclusion.

3.

Duties

The Board hereby delegates to the Committee the following duties to be performed by the Committee on behalf of and for the Board:

Financial Reporting

3.1.	Prior to public disclosure, the Committee will review and recommend to the Board for approval:

	a.	the annual audited consolidated financial statements of the company and accompanying management’s discussion and analysis;

	b.	the unaudited interim consolidated financial statements of the company and accompanying management’s discussion and analysis;

	c.	earnings press releases and earnings guidance, if any;

	d.	the company’s AIF and Annual Report on Form 40-F;

	e.	any management information circular issued by the company; and

	f.	any prospectus or registration statement filed by the company.

3.2.	In its review of the financial statements, the Committee will focus on:

	a.	the quality and appropriateness of accounting and reporting practices and principles and any changes thereto;

b.

major estimates or judgments, including alternative treatments of financial information discussed by management and the external auditors, the results of such discussions and the treatments preferred by the external auditors:

	c.	material financial risks, transactions, adjustments, compliance with loan agreements, and off-balance sheet transactions and structures;

	d.	related-party transactions;

	e.	compliance with accounting standards;

	f.	compliance with legal and regulatory requirements; and

	g.	disagreements with management.

3.3.

The Committee will satisfy itself that adequate procedures are in place for the review of the company’s public disclosure of financial information extracted or derived from the company’s financial statements, other than the public disclosure referred to in section 3.1, and will periodically assess the adequacy of those procedures.

External Auditors

3.4.	The external auditors will report directly to the Committee. The Committee will:

a.

select the external auditors to be recommended to shareholders for approval, for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the company and approve all audit engagement fees and terms, taking care to ensure that in the opinion of the Committee, the audit fees charged by the external auditors with respect to the audit are appropriate in relation to the work required to support an audit opinion, without regard to fees that are paid or payable or might be paid to the external auditors for other services;

b.

oversee the work of the external auditors and review the annual audit plan of the external auditors, including the scope of the audit to be performed. The Committee will discuss with the external auditors and management the adequacy and effectiveness of the disclosure controls and procedures and internal controls over financial reporting of the company and elicit recommendations for the improvement of such controls or particular areas where new or more detailed controls or procedures are desirable. Particular emphasis will be given to the adequacy of internal controls to prevent or detect any payments, transactions or procedures that might be deemed illegal or otherwise improper;

c.

meet regularly with the external auditors without management present and ask the external auditors to report any significant disagreements with management regarding financial reporting, the resolution of such disagreements and any restrictions imposed by management on the scope and extent of the audit examinations or interim reviews conducted by the external auditors;

d.	pre-approve all audit, audit-related and permitted non-audit services to be provided to the company or any of its subsidiaries by the external auditors, in accordance with applicable securities laws;

e.

annually review the qualifications, expertise and resources and the overall performance of the external audit team and, if necessary, terminate the external auditors or cause the rotation of the audit partner in charge of the engagement;

f.

at least annually, obtain and review a report by the external auditors describing the audit firm’s internal quality-control procedures, any material issues raised by the most recent internal quality control review, peer review or review by an auditor oversight body of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues, and all relationships between the external auditors and the company;

g.

annually assess and confirm the independence of the external auditors and require the external auditors to deliver a report to the Committee regarding its independence, such report to include disclosure regarding all engagements (and fees related thereto) by the company and relationships which may affect the objectivity or independence of the external auditors;

h.

actively engage in a dialogue with the external auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor and for taking appropriate action for overseeing the independence of the external auditor;

i.	review post-audit management letters containing recommendations of the external auditors, and management’s response to such letters;

j.	review reports of the external auditors; and

k.	pre-approve the hiring of employees and former employees of current and former auditors.

Notwithstanding section 3.4. d above, the Committee may delegate the pre-approval of audit, audit-related and non-audit services to any one member of the Committee, provided that a report on any such pre-approval is made to the Committee at the Committee’s first scheduled meeting following the pre-approval.

Whistleblower, Ethics and Internal Controls Complaint Procedures

3.5.	The Committee will ensure that the company has in place adequate procedures for:

	a.	the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls, or auditing matters;

	b.	and the confidential, anonymous submission by employees of the company of concerns regarding questionable accounting or auditing matters.

Accounting and Financial Management

3.6.	The Committee will review:

	a.	with management and the external auditors, the company’s significant accounting policies and practices, including any changes from preceding years and any proposed changes for future years;

	b.	with management and the external auditors, emerging accounting issues and their potential impact on the company’s financial reporting;

	c.	significant judgments, assumptions and estimates made by management in preparing financial statements;

	d.	the evaluation by management of the adequacy and effectiveness of the company’s disclosure controls and procedures and internal controls over financial reporting;

e.

the evaluation by the external auditors of management’s internal control systems, management’s responses to any identified deficiencies or weaknesses, and any special audit steps adopted in light of material deficiencies or weaknesses;

	f.	all alternative treatments of financial information discussed by the external auditors and management, the results of such discussions, and the treatments preferred by the external auditors;

	g.	the effect of off-balance sheet transactions or structures on the financial statements;

	h.	any errors or omissions in, and any required restatement of, the financial statements for preceding years:

	i.	all significant tax issues;

	j.	all material contingent liabilities and related-party transactions;

k.	management’s approach to safeguarding corporate assets and information systems, the adequacy of staffing of key financial functions, and plans for improvements; and

l.	internal interim and post-implementation reviews of major capital projects.

Legal/Regulatory Matters and Ethics

3.7.	The Committee will review:

a.

with management, the external auditors and legal counsel, any litigation, claim or other contingency, including any tax assessment, that could have a material effect upon the financial position or operating results of the company;

	b.	annually, management’s relationships with regulators, and the accuracy and timeliness of filings with regulatory authorities;

	c.	annually, the ethics policy, management’s approach to business ethics and corporate conduct and the program used by management to monitor compliance with the policy; and

	d.	review and approve all related party transactions with any director, executive officer, holder of 5% or more of the company’s voting securities or any family member of the foregoing persons.

Risk Management

3.8.	The Committee will:

	a.	consider management reports on the insurance coverage of the company;

	b.	consider management reports on financial risk management, including derivative exposure and policies;

	c.	review other risk management matters as from time to time the Committee may consider suitable or the Board may specifically direct.

Other

3.9.	The Committee will review:

	a.	the expenses of the Chief Executive Officer;

	b.	the proposed disclosure concerning the Committee to be included in the company’s AIF or any management information circular;

	c.	the disclosure policy of the company; and

	d.	at least once annually, the adequacy of these Terms of Reference and the Committee’s performance, and report its evaluation and any recommendations for change to the Corporate Governance Committee.

3.10.	The Committee will oversee the company’s design and evaluation of the effectiveness of:

	a.	disclosure controls and procedures; and

	b.	internal controls over financial reporting.

3.11.

The Committee will also have such other duties and responsibilities as are delegated to it from time to time by the Board.

4.

Matters For Which The Committee Is Not Responsible

The Committee is not responsible for those matters which are the responsibility of management or the external auditors including, without limitation:

a.	planning and conducting the external audit;

b.	ensuring that the financial statements of the company have been prepared in accordance with generally accepted accounting principles;

c.

ensuring that the financial statements of the company and the other financial information of the company contained in regulatory filings and other public disclosure of the company fairly present in all material respects the financial condition, results of operations and cash flows of the company;

d.	ensuring the adequacy of the company’s disclosure controls and procedures structure, internal control over financial reporting structure and the financial risk management systems of the company; and

e.	ensuring compliance with applicable laws and regulations.

5.

Authority

The Committee, in fulfilling its mandate, will have the authority to:

a.	engage and set compensation for independent counsel and other advisers;

b.	communicate directly with the Chief Executive Officer, Chief Financial Officer, external auditors and the company’s legal counsel;

c.	delegate tasks to Committee members or subcommittees of the Committee; and

d.

obtain from the company appropriate funding as determined by the Committee to carry out its duties, including: for the payment of compensation of the company’s external auditors for the purpose of issuing an audit report or performing other audit services; compensation of counsel and other advisors; and other administrative expenses of the Committee.

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